10/8

02055329

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southern Pacific Petroleum

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

FILE NO. 82- 353 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 10/9/02

82-353

02 OCT -8 AM 11:07

SPP CPM



SOUTHERN PACIFIC PETROLEUM N.L. ABN 36 008 460 366

AR/S
12-31-01





ANNUAL REPORT 2001





CORPORATE PROFILE

SPP/CPM'S GOAL IS TO BE THE WORLD LEADER IN OIL SHALE MINING AND PRODUCTION

Southern Pacific Petroleum N.L. and Central Pacific Minerals N.L. (SPP/CPM* – The Companies) are pioneering the development of a breakthrough technology to unlock oil from Australia's largest oil resource. The Companies jointly control 17.3 billion barrels (net) of oil shale resources in ten deposits in Central Queensland. These deposits could support production of more than one million barrels of oil per day upon full development, helping to secure oil self sufficiency for Australia and meet growing oil demand in Asia. A new oil industry at this scale could create more than 65,000 new jobs and a A$15 billion annual injection to Australia's Balance of Payments.

In 2001, oil production operations were established at the Companies' first development on the Stuart deposit, applying the Alberta Taciuk Processor (ATP). The successful performance of the ATP at the Stuart Stage 1 plant under sustained operations has now demonstrated its technical viability and economic potential. The ATP, a technology originally developed to process oil sands, was adapted to oil shale by the Companies following extensive pilot testing. The Stage 1 plant involved a 75:1 scale-up of the pilot plant. This successful scale-up is large enough to provide high levels of confidence for the planned 4:1 scale-up of the Stage 1 plant to reach the Stage 2 commercial plant size.



SPP/CPM's deposits are amenable to open pit mining with low overburden-to-ore ratios, and are close to infrastructure, deep water ports and major markets. The ATP, when applied to the Companies' oil shale deposits at commercial scale, will produce light, sweet crude oil at costs that are projected to be competitive with conventional oil sources. Furthermore, the low sulphur content of shale oil products will help meet the growing demand for low sulphur transportation fuels in Australia and Asia.



The Companies have a goal to produce 200,000 barrels of oil per day from Stuart. Technical and environmental studies and the regulatory review process are advancing on the first commercial plant (Stuart Stage 2), which has a planned capacity of 15,000 barrels per day. Further developments, each with a capacity in the order of 100,000 barrels per day, are being planned based on multiple ATP units of a similar size to the Stuart Stage 2 ATP.

In developing a profitable oil industry, the Companies are taking advantage of being a "greenfield" development to establish new standards in environmental care. Innovative technology will drive this development. A portion of the Companies' revenues will be dedicated to identifying and utilising greenhouse gas mitigation systems and offsets that benefit Australians and the world alike.

* SPP/CPM is a group reference for Southern Pacific Petroleum N.L. and Central Pacific Minerals N.L.







TABLE OF CONTENTS

FINANCIAL CALENDAR

1st quarter results	April 2002
2nd quarter results	July 2002
Announcement of half year results	September 2002
3rd quarter results	October 2002
4th quarter results	January 2003
Announcement of full year results	March 2003



Campbell M. Anderson, Chairman.

In this, my first annual report to shareholders, I can report that 2001 has been a watershed year for Southern Pacific Petroleum and Central Pacific Minerals (SPP/CPM). The ATP technology has been successfully demonstrated with significant increases in production from the Stuart Stage 1 demonstration plant. There has been customer and regulatory authority acceptance of the ultra low sulphur naphtha and light fuel oil products with sales to the refining market in Australia and to fuel oil customers in Asia. This represents tangible success and excellent progress at a time when Australia is facing increased reliance on imported liquid fuels.

SUCCESSFUL OPERATORSHIP

Much of this success can be attributed to the Companies' first class performance as operator of the Stuart Project, taking over from Suncor in April 2001. The achievement of running this first-of-a-kind plant at much improved levels of production and efficiency is a credit to our Managing Director, Jim McFarland, who took personal control, and to his entire operational team.

An independent engineering review completed by Australia-based and world-leading global design and project services company, Worley Limited, confirmed the significant operational improvements at Stuart during the year. The review pointed to a number of engineering achievements that have led to the increased throughput and plant availability. It provided the SPP/CPM Boards with an important independent assurance about the state of the project development, the ability of the operational team to do the job and the capacity of the plant to fulfill the project's aspirations.

NEW PARTNERS

The withdrawal of Suncor from the Stuart Joint Venture is regretted because it is well recognised that the scale of our shale resource is such that the best development cannot be achieved by SPP/CPM alone. However, it should be stressed that Suncor's departure was related to its operational priorities in Canada, as it advised at the time, and not to any adverse assessment of the Stuart Project. Looking on the bright side, the change has provided greater flexibility in bringing in one or more new joint venture partners to participate in the Stuart development which is a prototype for future shale oil development. The Companies are actively engaged in discussions with a number of interested parties in this regard. The aim is to improve value for SPP/CPM shareholders by ensuring financial strength for Stuart Stages 2 and 3.

RESTRUCTURING

The Boards also added shareholder value by restructuring the Companies and removing the complex cross shareholding arrangement that had been in place with Central Pacific Minerals NL since the 1960s. The restructuring which received overwhelming shareholder approval in January 2002 has simplified analysis of SPP and allowed for the Company to become fully exposed to market forces. There was however a need to insert an intermediate safeguard. Coming from a position where the Companies were fully protected to one where SPP is suddenly open to takeover would have placed SPP in too vulnerable a position, particularly during its transition from Stage 1 to Stage 2 of the Stuart Project. Hence it was necessary to obtain approval from shareholders for a provision which prohibits any shareholder taking more than 20% interest in the company for the next two years.

With the simplified company structure in place I hope that existing and potential shareholders will see SPP in a new light of increased investment opportunities.

NEW BOARD OF DIRECTORS

The Companies' founding Chairman, Sir Ian McFarlane, stepped down in September 2001 after 33 years at the helm. I want to pay tribute to his business acumen, inspiration, drive, persistence and leadership of the Companies throughout that time. Sir Ian never once wavered in his determination to show that oil can be commercially produced from the Queensland oil shale deposits. Without his faith, vision and guidance it is unarguable that Australia's shale oil resources would lie dormant to this day. The Companies and the industry owe him a huge debt of gratitude.

Neil Paterson also retired from the Boards during 2001 after 20 years as a director of the Companies, seven of them served as Deputy Chairman. I would like to thank him for his tireless work and dedication through what were often difficult times on the road to success. Sir Ian McFarlane and Neil Paterson leave as the technology to produce oil from oil shale is proven and the task of finalising the commercial development can be taken up by others.

Their retirements provided an opportunity to strengthen further the Boards, and I would like to welcome Nick Stump and Dee Parkinson-Marcoux who joined the SPP/CPM Boards during the year. Nick Stump brings a vast knowledge of business in Queensland along with international experience and expertise in the management of large projects. Dee Parkinson-Marcoux is distinguished for her success in significantly increasing the profitability of the Canadian oil sands industry, a task with many similarities to the one we are undertaking with oil shale. Together with my own international experience in both the mining and petroleum industries, these skills will complement very well the collective expertise of the existing management team.

THE COMMUNITY AND THE ENVIRONMENT

It is pleasing that the operational experience gained from the pilot plant studies in Canada on which Stuart Stage I was based has now been successfully scaled-up to the demonstration plant in Queensland. However, there was one glaring exception in not identifying the potential for odour, primarily from the dryer. It has caused great concern to the community of Yarwun/Targinnie and this is profoundly regretted. I can however report that since late 2000 the odour problem has been substantially overcome and the plant is operating within relevant guidelines. Work will continue to ensure that regulations, including new odour requirements being developed in Queensland, are met as production grows from Stage I and future planned phases.

I am pleased that the broader Gladstone region continues to show strong support for the project, with 86%, in a December 2001 representative survey of 323 respondents, stating the project has benefits. Although there are those who will continue to be implacably opposed to the project, the Companies are fully engaged in working with the broader community to address their concerns.

We acknowledge the fact that, as with the production and use of all fossil fuels, greenhouse gases are produced from shale oil. The Companies' engineers are currently formulating a program to reduce greenhouse gas emissions in so far as plant operations are concerned. I can add that in considering emissions from energy sources, it is necessary to take a full-cycle view, from its production, processing through to ultimate use. In this respect, it also needs to be emphasised that oil produced from the Stuart plant is exceptionally clean. It is very low in sulphur and an ideal feedstock to help meet the growing demand for low sulphur fuels around the world in order to improve air quality.

Because the Stuart plant is part of a developing project, the Companies must exercise necessary caution in predicting exact outcomes. This has left SPP/CPM open to a continual stream of misinformation and disinformation from Greenpeace, including in particular the repetition of claims of adverse effects to the environment that are unfounded. The Companies take their environmental responsibilities very seriously and will remain at the forefront in developing the business with full recognition of sustainability principles.

There are still many challenges to be met on our way to achieving full development of our oil shale resources, but based on the considerable and tangible achievements of the recent past we can look to the future with growing confidence in the establishment of a profitable new enterprise.

Campbell M. Anderson
Chairman

MANAGING DIRECTOR'S REPORT



James D. McFarland, Managing Director

In a year that saw SPP/CPM take up 100% ownership and operatorship of the Stuart Project in April 2001, I am especially pleased that we could both declare the ATP technology successful and establish our credentials as a capable, responsible operator. This has enabled us to extend our track record as a developer and leading champion for a sustainable oil shale industry.

I took over the leadership at Stage 1 immediately upon Suncor's departure with full confidence in the capabilities of the personnel at Stuart, having witnessed their growing skill and know-how over two years of commissioning. With a committed, action-oriented team, we wasted no time in setting and achieving critical operational milestones. The addition of John Abbott to our team in October 2001 as General Manager, Stuart Operations, was an important step in growing our operational capabilities and increasing our profile in the local community.

STUART OPERATIONAL ACCOMPLISHMENTS

Our accomplishments in 2001 have proven the ATP technology at a 75:1 scale-up, significantly reducing technical risk associated with this new technology and establishing the technical, operational and environmental basis on which to advance to a Stage 2 commercial plant.

Since April, we achieved a marked increase in Stage 1 oil production and a significant decrease in production costs, while making significant improvements in our environmental performance. We also made important breakthroughs in marketing our products and a number of advances in our relations with the community, all of which are further described in the reports on Stuart and on Sustainability.

During the year 233,000 barrels of ultra low sulphur naphtha (ULSN) and light fuel oil (LFO) were produced, almost all since April. A total of 175,000 barrels were shipped and 133,000 barrels sold, including two cargos of LFO to Singapore and one cargo of ULSN to the Caltex refinery in Brisbane.

Our accomplishment as an operator is perhaps best reflected in the achievement of operating cash flow breakeven in November 2001 at a monthly production of 50,000 barrels and monthly costs of A$2.5 million. This has established a strong position for positive operating cash flow (before capital expenditure) from Stage 1 in 2002.

MARKET DEVELOPMENT

This year we successfully introduced our two high quality oil products, ULSN and LFO, into the Australian and Asian oil markets. From my experience in building North American markets for new oil products from the oil sands, I have seen the opportunity for high quality products, such as those produced at Stuart, to achieve premium pricing over time. As a key step in building broad market acceptance, we are focused on expanding our markets to include selling LFO into the domestic fuel oil market and increasing the distribution of ULSN in Australia.

PROGRESS WITH THE NEIGHBOURING COMMUNITY

A top priority for us has been achieving significant progress on issues of concern to our neighbours at Yarwun/Targinnie, including odour and noise. I am pleased to report that since late 2000 we have achieved major improvements with an 85% reduction in odour and 18% reduction in noise.

Engagement with our neighbours has also been improved as a result of the formation of the Stuart Facilitation Working Group (SFWG) in April. The SFWG comprises representatives from the Yarwun/ Targinnie community, the Queensland Government and SPP/CPM plus an independent facilitator, and provides an excellent avenue for communications and a forum to resolve issues. I have had the opportunity to devote significant time to this group and am encouraged with the progress made during the year.

FOCUS ON GROWING SHAREHOLDER VALUE

The success with the ATP, together with corporate restructuring, should provide the basis for significant shareholder value growth. It is therefore disappointing to note SPP/CPM's current share prices, which do not appear to reflect the recent major progress achieved by the Companies.

Our focus on growing shareholder value is based on the development of Stuart as a key stepping stone in monetising the Companies' huge oil resource base. We aim to grow the business with joint venture partners. Stuart provides a premier window of opportunity for petroleum and mining companies seeking to diversify their investment portfolios and secure long term growth opportunities with meaningful scale.

PRIORITIES FOR 2002

In 2002, we have three top priorities:

- Ramp-up production and sales from Stuart Stage 1 to maximise cash flow and demonstrate the viability of the business;
- Advance the Stuart Stage 2 Commercial Plant to a project decision by early 2003; and
- Secure new financing and partners for the Stuart project.

Optimising Stuart Stage 1

To maximise cash flow from Stuart Stage 1 and to build up sustained operations more typical of a commercial plant, planning and engineering work is underway on a A$15-$35 million debottlenecking and reliability program to increase production, as further described in the Stuart Report. Depending on the timing of near term fundraising and potential partner developments, this program could enable Stage 1 to produce around 750,000 barrels in 2002 and 1.2 - 1.4 million barrels in 2003.

Advancing the Stage 2 Commercial Plant

Project execution planning and engineering design work has been restarted on the proposed A$500 million commercial plant following a holding period while the focus was placed on improving Stage 1


2001 Quarterly Oil Production
Thousand bbls
100
80
60
40
20
0
Mar
Jun
Sep
Dec
Actual 2001

operations, enhancing environmental performance and advancing the Stage 2 regulatory process. The lessons learned from Stage 1 are now being incorporated into Stage 2 design work and have formed the basis for a Supplementary Report to the Draft Environmental Impact Statement for Stage 2, submitted to governments and the public in January 2002. An investment of up to A$25 million will be required to advance Stage 2 to project decision readiness by early 2003.

Securing Financing

The upgrade of Stage 1 and pre-engineering for Stage 2 is expected to cost around A$40-60 million. The Companies have been fortunate to have been able to begin the program through a guarantee of US$7.5 million (A$15 million) from a director. To finance the full program, we are pursuing a number of fundraising options, including attracting new partners and external capital raisings, with a key objective being to minimise shareholder dilution. The recent restructuring of the Companies should assist this capital raising program.

In 2001, our priorities were squarely focused on Stuart Stage 1 in our new operating role following the buyout of Suncor. This change in course was unforeseen as we approached the year. That we were able to so effectively respond is a tribute to the whole SPP/CPM team and the skill and perseverance of our people. I would like to thank each and every one of them for the extraordinary efforts and results we achieved in 2001.

James D. McFarland
Managing Director

STAGE 1 ACCOMPLISHMENTS

ATP Technology Proven at 75:1 Scale-Up

2001 has been a year of solid accomplishment at Stuart, highlighted by the ramp-up of operations in Stage 1. This enabled the accumulation of plant running time and experience sufficient to prove the ATP technology at a 75:1 scale-up from the R&D pilot plant. This progress provides the confidence required to develop the engineering for a 15,000 barrel per day Stage 2 Commercial Plant, at a scale-up of 4:1. An independent engineering review by a world-leading global design and project services company, Worley Limited, confirmed the significant operational achievements in Stage 1, the competency of the operating team and the capability of Stage 1 to provide the basis to support a Stage 2 decision.

The successful 75:1 scale-up of Stage 1 was marked by the following technical, operational and environmental milestones:

- 119 days processing oil shale;
- 32 days continuous plant run (to late January 2002);
- shale processing rate up to 210 tonnes per hour (84% of design);
- 433,000 tonnes of oil shale processed;
- oil yield up to 0.67 barrels per tonne (89% of design);
- 268,000 barrels of oil products produced; and
- air emissions (odours, dioxins, shale dust and sulphur dioxide) substantially reduced to levels below current regulatory guidelines.

A key focus in 2001 was to increase plant availability by improving the reliability of equipment peripheral to the ATP. Plant availability was progressively increased to an average of 38% in the fourth quarter. Shale has now been processed in the ATP for 119 days, of which 80% has been under SPP operatorship.

Since the start up of Stuart, 433,000 tonnes of oil shale have been processed in the ATP to produce 268,000 barrels of oil. Yields up to 0.67 barrels per tonne have been achieved on some plant runs, around 89% of design, with an average yield since start up of 0.62 barrels per tonne. This is a significant achievement given the 75:1 scale-up. Technical improvements are being developed, which are expected to improve current performance and will be included in future designs.



The Stuart Project Stage 1 ATP.

2001 Stuart Stage 1 Production Value/Cost


6
3
0
-3
-6
-9
-12
-15
A$ million
Mar
Jun
Sep
Dec
Actual 2001
Production Value
Opex (Ex Capital)

Although rates as high as 84% of design have been achieved for short periods, sustained shale processing rates are currently limited to around 65% to 70% of design capacity because of a self-imposed constraint on shale dryer rates to minimise odour emissions. Engineering is underway to expand shale drying capacity in 2002, subject to financing, to enable an increase in rates while continuing to limit emissions.

Proven Operator Capability

The significant milestones achieved this year are due in large part to the dedication, experience and capability of the operational team. Many of the operators and technical professionals have been with the Stuart Project since 1998 and had the ideas and technical solutions needed for success. Under SPP/CPM leadership, these solutions were put into place with demonstrable success in increasing plant reliability, production, sales and achieving environmental commitments.

The commissioning and production ramp-up work at Stuart has required extraordinary attention to engineering detail and the development of capital and operational improvements and new operating procedures. This is typical of first-of-a-kind technologies, which can require long commissioning periods. This rigorous approach enabled the team to run the plant smoothly and problem-free for progressively longer periods. Production runs increased from a maximum of five days duration in 2000 to 32 days continuous operation by late January 2002.

Operating Cash Flow Breakeven Achieved in November 2001

Upon SPP/CPM taking over operatorship of Stuart, a target was set to achieve operating cash flow breakeven by the fourth quarter of 2001. Although this goal was not met for the full quarter, it was achieved in the month of November, establishing the basis to target operating cash flow breakeven for the full year 2002 at prevailing oil prices.

Such breakeven requires monthly oil production and sales of around 50,000 barrels at current oil prices and monthly operating costs of A$3 million. This target production, representing approximately 35% of plant capacity, was achieved in September and November. October and December fell short as implementation of plant improvements to increase reliability required longer than planned shutdown periods.

Operating costs in the fourth quarter were well within target, averaging A$2.5 million per month. Cost savings came from success in solving operational issues, increased operating experience enabling more efficient procedures to be put in place, the increased use of automation and the use of processed shale as the ATP start-up inert material. These lessons learned enabled cost reductions in materials, services and contract labour.


PROCESSED SHALE
ULSN
LFO
RAW CRUSHED SHALE

Marketing High Quality Oil Products

	Ultra Low Sulphur Naphtha (ULSN)	Light Fuel Oil (LFO)
API Gravity	65°	27°
Sulphur	< 1 ppm	0.4%
Use	Gasoline, Diesel, Jet Fuel	Fuel Oil
% of Production	55 - 60%	40 - 45%

MARKETS ESTABLISHED FOR HIGH QUALITY STUART OIL

The high quality oil products produced at Stuart are being marketed in Australia and Asia. Oil produced from Stuart shale is a "light sweet" crude oil, which is in high demand by refiners around the world to produce clean fuels, low in sulphur and other contaminants. The light sweet oil produced in the ATP process is further refined in the Stuart plant to produce two products, an ultra low sulphur naphtha (ULSN) and light fuel oil (LFO). These are excellent feedstocks for conventional oil refineries and fuel oil marketers, respectively, seeking to produce the cleaner transportation fuels being demanded by the public and regulators around the world.



First oil shipment made in May 2001

Stuart ULSN, which can be used to make gasoline, diesel and jet fuel, contains less than one part per million (ppm) of sulphur, which is the lowest sulphur feedstock available to Australian refiners. To put this into perspective, gasoline in Australia currently



Stuart Project Stage 1

contains about 500 ppm sulphur. Regulatory guidelines are in place to reduce this to 150 ppm for gasoline by 2005 and to 50 ppm for diesel by 2006. This makes Stuart ULSN an excellent feedstock to help refiners achieve these tougher product specifications aimed at improving air quality.

Product sales in 2001 included 50,300 barrels of ULSN to the Caltex Refinery in Brisbane, Australia and 82,600 barrels of LFO to fuel oil marketers in Singapore, generating A$6.5 million in net revenues. Oil product inventory at year-end 2001 of 135,000 barrels is awaiting finalisation of sale arrangements and has a current market value of approximately A$6.8 million.

An important milestone was achieved in May 2001, when, following representations by the Companies in association with Caltex, the UK Ministry of Defence (MOD) accredited oil shale as a suitable source of oil to manufacture aviation jet fuel. This complements a similar accreditation by the American Society for Testing and Materials (ASTM) achieved in late 2000. This accomplishment greatly enhances the marketability of Stuart ULSN to refiners in Australia and internationally.

With the successful accreditation of oil shale and identification of markets for Stuart products in Australia and in Asia, efforts in 2002 will turn to greater penetration in these regions to build market diversity and value.

Stuart Stage 1 Oil Production


1500
1200
900
600
300
0
Thousand bbls
Actual 2001
Estimate 2002
Estimate 2003
Estimated Range (function of 2002 upgrade capex)

CONTINUOUS IMPROVEMENT IN ENVIRONMENTAL PERFORMANCE

SPP/CPM's goal is to establish new standards of environmental care at Stuart, taking advantage of being a greenfield development using new technology. Since late 2000, significant reductions in air emissions have been achieved, including odour and dioxins, as further described in the Sustainability Report.

The Companies are working hard to make further reductions as part of a program of continuous improvement. In particular, continuing programs are aimed at achieving further reductions in the already very low concentrations of dioxins produced in the process.

STAGE 1 IMPROVEMENT PROGRAM

Subject to the success of near-term fundraising, SPP/CPM intend to make further improvements to the Stuart Stage 1 plant enabling it to reach its full production capacity and to maximise cash flow by 2003. This calls for a program of debottlenecking, plant additions and upgrades in 2002, representing a capital investment of around 10% of the base plant costs.

The proposed program includes the following elements, which are, for the most part, peripheral to the ATP:

- installing an additional shale dryer to limit odour emissions at full capacity;
- upgrading shale crushing and blending equipment;
- modifying the oil recovery system to process larger product quantities;
- modifying equipment to further improve plant reliability; and
- installing additional product tankage on site to reduce unit shipping costs.

Implementation of this program should increase annual oil production from around 750,000 barrels in 2002 to 1.2 - 1.4 million barrels in 2003, an improvement of almost 100%. This reflects an increase in shale processing rates to 250 tonnes per hour (100% design) and an increase in plant availability to 75% - 85% (percent of time on production).

STUART STAGE 2

The proving of the first-of-a-kind ATP technology at a 75:1 scale-up during 2001 has greatly reduced the technical risks associated with the Stuart Project and increased confidence levels in the planned 4:1 commercial scale-up. This success has established the technical, operational and environmental bases to enable work to recommence to firm up the design for the planned 15,000 barrels per day, A$500 million Stage 2 Commercial Plant.

Project execution, planning and engineering work on Stage 2, put on hold to focus on enhancement of Stage 1 operational and environmental performance, has been restarted and will incorporate operational experience and lessons learned from Stage 1. A Supplementary Report to the Draft Environmental Impact Statement for Stage 2 outlining this new data was made public and lodged with the relevant authorities in January 2002.

During 2002 the technical team will develop a revised design basis for Stage 2, accompanied by new cost estimates. Emphasis will be put on incorporating improvements identified from Stage 1 to make further gains in product yields, plant reliability, environmental performance and unit capital and operating costs. An investment of up to A$25 million will be required to advance Stage 2 to project decision readiness.

The aim is to achieve regulatory approvals and to reach a project decision on Stuart Stage 2 by early 2003. This would enable detailed engineering design and construction to be done in the 2003 to 2005 period, followed by commissioning then start up of production operations by early 2006.


N
ML80003
MLA80081
Roads
Stage 1
Stage 2
0 1 2 3
kilometres
CURTIS ISLAND
Kerosene Creek Member
(Potential Stage 2 Resource)
MLA 80081
Stage 1 Mine
Stage 1 Plant Site
ML 80003
Targinnie
TO GLADSTONE
14 km
Yarwun

General locality of the Stuart Deposit.

Stuart Staged Development Plan


Pre-Stage 1
Stage 1
75:1
Stage 2
4:1
Stage 3/4
Replication
Research &
ATP Running Pilot
Demonstration
Module
Commercial
Plant

	Pre-Stage 1	Stage 1	Stage 2	Stage 3/4
Oil Shale (tpsd)	80	6,000	25,000	190,000
Oil Products (bpsd)	75	4,500	14,800	100,000

SPP/CPM are fundamentally committed to proactive, responsible leadership in providing clean energy for Australia, in a manner that is economically, socially and environmentally sustainable.

Unlocking Australia's high quality oil resources will help to secure oil self sufficiency for the country and meet growing demand for clean oil products.

"The rate of discovery of new oil fields [in Australia] is insufficient to replace the oil reserves that are being produced..."

TG Powell, Australian Geological Survey Organization, APPEA Journal 2001

Australia is becoming increasingly more reliant on imported crudes with attendant supply security risks. According to the Australian Geological Survey Organisation, imports are projected to rise from 37% of Australia's consumption in 1999 to 52% by 2010 due to increasing oil demand and declining production from conventional oil fields in Australia. This is despite a temporary increase in production in 2000. Australia's vulnerability to import dependency is further exacerbated by the fact that 94% of imports currently come from OPEC and developing countries. Expected increases in oil imports will also significantly offset the value of a projected increase in gas exports.

In this context, development of Queensland's oil shale deposits is highly valuable for Australia. Achieving the ultimate production potential of one million barrels per day could enable Australia to achieve oil self sufficiency and become an oil exporter for many decades. This will enable Australians to gain the benefits of their vast oil resources. Furthermore, it allows Australians to purchase oil that has been produced in accordance with strict environmental standards set by Australian Governments, while co-developing technology solutions to deal with greenhouse gas emissions.

Petroleum Production & Domestic Consumption
Crude Oil, Condensate & LPG


350
300
250
200
150
100
(mmbls)
Consumption/Demand
Shortfall
(Actual)
(Forecast: 50% probability basis)
Source: ABARE, AGSO, APPEA
1980
1990
2000
2010

Source: Submission to the Fuel Taxation Inquiry September 2001 by Australian Petroleum Production & Exploration Association Ltd

Stuart Plant Stack Odour Emission Concentrations


Odour Concentration
(where 100 = approx. 200,000 OU/m³)
100
80
60
40
20
0
May-00
Jun-00
Aug-00
Dec-00
Apr/May-01
Jun-01
Sept-01
Nov-01

HEALTH & SAFETY

The Companies are committed to establishing and maintaining safe, productive and healthy work places. As a result, SPP/CPM strive to eliminate all work related injuries to employees and contractors.

In 2001, SPP/CPM's permanent employees and contractors incurred a lost time injury frequency rate (LTIFR) of 13.0 per million hours worked. The Australian Minerals Industry average for the year ended June 2001 was 9.3. This performance was well short of the Companies' goal, as well as prior performance levels. The Companies are redoubling their efforts to build safety awareness and leadership at all levels, with a number of new initiatives.

A new Environment, Health & Safety Committee of the Board of Directors, established in September 2001 is working with executive management to ensure best practice systems and procedures are in place, with strong compliance.

SUCCESSFUL ENVIRONMENTAL PERFORMANCE

Since late 2000, significant improvements have been achieved in environmental performance in all key areas - air emissions, noise and water treatment.

Air

Emissions from Stage 1 are now well below current regulatory standards with dust and sulphur dioxide at less than one quarter of licence limits and dioxins at around one half of international standards. In the area of dioxins, the Companies have achieved a cumulative 80% reduction in emissions since late 2000. The 85% reduction in odours at Stuart also represents a major achievement. As odour regulations are still being developed in Queensland, SPP/CPM are working with the Environmental Protection Agency (EPA) to ensure the Stuart Project meets any standards introduced. However, the Project currently meets the strictest Australian and international standards for odour emissions.

During the year, SPP/CPM also supported the Queensland EPA in establishing a real-time air monitoring station in the local community. The station makes use of leading edge technology to detect air contaminants and is a first-of-its-kind in Central Queensland.

Noise

During 2001, an 18% reduction in noise was achieved from the Stuart plant. In particular, frequencies which contribute to noise annoyance were targeted. Work continues to improve on these results. Following these improvements, SPP/CPM are now forming working relationships with nearby industries to develop a broader management approach to noise in the local environment.

Noise Attenuation


100
90
80
70
60
50
40
30
20
10
0
Noise Level (where 100 = 39dB(A))
Pre-October 2000
March 2001
June 2001

Water

No process water is discharged from the plant. However, rainwater from surface runoff around the mine site is collected and treated before it is discharged to natural water courses.

This year, a 95% reduction in permitted water discharge volumes was achieved, with no unpermitted discharges. An extensive monitoring program, that commenced in 1998, continued and was focused on freshwater and marine environments at locations in the Gladstone region. This data is also made available to other parties, such as the EPA. This initiative is expected to become a key part of the Port Curtis Integrated Monitoring Strategy, designed in consultation with the EPA, Great Barrier Reef Marine Park Authority and other groups, to ensure Port Curtis is not harmed by local development.

Benchmarking against our Greenhouse Gas Goals

SPP/CPM's goal is to limit the production of net greenhouse gas emissions from a full scale Stage 3 commercial oil shale facility to a level that is comparable to, or less than conventional refined oil products. In 2001, the following progress was achieved:

1. **Reduce the Companies' own greenhouse gas emissions** - Independent experts, including the Commonwealth Scientific & Industrial Research Organisation (CSIRO), were engaged to review estimated greenhouse gas emissions projections for a Stage 3 commercial scale facility. These projections were done on a Full Fuel Cycle Analysis (FFCA) basis, which includes emissions from mining, processing, refining and end-use. This is recognised as the most appropriate basis to undertake a comparative analysis across different fuels, rather than looking at production only.

   This work is nearing completion and expected to be publicly released in the second quarter of 2002.

2. **Develop renewable energy sources** - Opportunities for co-production of oils from candlenuts and various bio-ethanol technologies were investigated with results confirming the potential of co-production of bio-ethanol in future stages.

3. **Provide constructive input in support of sustainable solutions** - SPP/CPM's investment in greenhouse gas emissions reduction opportunities, especially in areas of forestry sequestration, has provided valuable

information that has been presented at several conferences this year. SPP/CPM are also founding members of the Queensland Emissions Trading Forum which carries out simulation exercises to determine the impacts of greenhouse gas limits and provides input to the Queensland Government.

4. Develop offset projects - In total, SPP/CPM participate in seven trial plantations covering 330 hectares and comprising over 250,000 trees. This year the Companies' net interest in plantations was increased by 90 hectares to 250 hectares. The plantations are continuing to show promising results with certain species achieving heights of up to 12 metres since planting in early 1999.

5. Support research and development - The Companies' plantations continue to provide valuable information on techniques to maximise carbon sequestration. For example, field results show that the typical first-year soil "carbon loss" can be reversed using certain cultivation techniques with high growth eucalypts.

PROGRESSING WITH OUR COMMUNITIES

Taking over as operator of Stuart, SPP/CPM increased their involvement in the Gladstone community during the year. In June, SPP and CPM held their Board meetings at the plant and met with key stakeholders.

Progress was made during the year by the Stuart Facilitation Working Group (SFWG) in addressing issues of Stuart's nearest neighbours in Yarwun/Targinnie. The Group has recently developed a program of new health studies related primarily to air emissions. This will complement available independent health studies commissioned by SPP/CPM and the Queensland Government and should help to fill knowledge gaps and ensure SPP/CPM's development programs and government standards are based on complete information.

With input from the SFWG, SPP/CPM also launched the Stuart Oil Shale Community Development Fund. The fund was established to aid community projects with educational, environmental, cultural and recreational goals. A benevolent component for personal hardship cases also exists within the fund.

The Companies annual stakeholder survey continues to show strong support for the project within the broader Gladstone community. As in 2000, more than 86% of the 323 respondents surveyed in December 2001 believe the project produces benefits. The survey also showed a 10% increase since 2000 in belief that the project was well managed. This information is important in highlighting areas for improvement and the feedback was welcome.

SPP/CPM continue to provide support to regional environmental projects including the Yarwun/Targinnie Sustainability Project which, with the involvement of Central Queensland University, assists regional farmers with land management practices.

PROTECTING THE GREAT BARRIER REEF

This year saw significant progress with the Great Barrier Reef Research Foundation of which SPP/CPM are founding benefactors. Funds raised by the Foundation increased to $23 million by December 2001, a remarkable success for its first full year of operation. More about the Foundation can be obtained from its website at www.barrierreef.org.



Emissions monitoring

BUSINESS DEVELOPMENT

RESOURCE DEVELOPMENT

The Stuart deposit remained the top development priority during the year, including new initiatives to attract joint venture partners. SPP/CPM also continued to undertake selective evaluation of other oil shale opportunities.

This strategy will continue throughout 2002 with the recognition that success at Stuart adds value to the remaining 14.7 billion barrels of resources controlled by SPP/CPM.

TECHNOLOGY DEVELOPMENT

During the year, work was focussed on technical solutions to improve Stage 1 operations. This included:

- Odour reduction: Research undertaken with the CSIRO enabled further reductions in odour during 2001 through modifications of the stack burner and the dryer.
- Co-disposal of process water: Studies undertaken in 2001 indicate that process water, which is produced in retorting oil shale, can be safely co-disposed with spent shale back to the mine site without any environmental impact. In addition, studies commenced on natural processes which remove organic impurities in this water when co-disposed.

SPP/CPM Oil Shale Deposits

Deposit	Oil Shale Resource (billion barrels)*	SPP/CPM Interest
Stuart	2.6	100%
Condor	4.8	100%
Rundle	2.6	50%
Nagoorin	2.4	50%
Nagoorin South	0.4	100%
Lowmead	0.7	50%
Duaringa	2.5	100%
Yaamba	2.8	100%
Block Creek	0.5	100%
Boundary Flat Lagoons	0.7	100%
TOTAL	20.2 billion bbls	17.3 billion bbls

* Excludes 9.8 billion barrels (gross and net) of other shale oil in-situ at depths below 500 metres and at high waste-to-ore ratios.
For details refer to Statement of Mineral Resources and Ore Reserves (page 66).

OTHER ACTIVITIES

US$7.5 MILLION LOAN GUARANTEE

In the fourth quarter a loan guarantee for US$7.5 million from a director, was approved. The loan guarantee is for up to three years and fees are payable in SPP/CPM options. This guarantee enables the Companies to access US dollar debt financing at under 5%.

FUNDS MANAGEMENT

At the end of December 2001 gross funds under management by the Companies totalled A$18.5 million. On a proforma basis, the new US$7.5 million guarantee facility effectively increased available funds to A$33.5 million. These funds are used to meet the Companies' Stuart Stage 1 Project costs and general working capital requirements.

The funds are managed conservatively with approximately 70% being invested in highly rated Australian dollar denominated cash, bill and bond securities. Investment gains for the year were A$2.7 million.



Routine water testing near the Stuart Stage 1 mine site

DIRECTORS OF SPP/CPM GROUP



Campbell M Anderson
B.Ec (University of Sydney)
Chairman SPP/CPM, *Co-Chairman* SPP(USA) *Inc*, *Director* SPP (*Europe*) S.A.

Mr Anderson has recently completed a two-year term as President of the Business Council of Australia. He was Managing Director of North Limited (1993 to 1998), Managing Director of Renison Goldfields Consolidated (1986 to 1993) and Group Managing Director of the Burmah Oil Group in the United Kingdom (1982 to 1985). Mr Anderson served as President of the Australian Mines & Metals Association, the Minerals Council of Australia and the Australia-Japan Society of Australia (Vic) during 1986 to 1998. He currently serves on a number of boards, including CGNU Australia Holdings, IBJ Bank Australia and Macquarie Direct Investment.



James D. McFarland
B.Sc.(Hons) (Queen's University), M.Sc. (Alberta)
Managing Director SPP/CPM, *Co-Chairman* SPP(USA) *Inc*, *Director* SPP (*Europe*) S.A.

Mr McFarland served as President and COO of Husky Oil in Canada, for over three years prior to joining SPP/CPM. He has over 27 years of experience in the oil and gas industry including a long career with Imperial Oil Limited and other Exxon Corporation affiliates in Canada, the United States, the United Kingdom and Western Europe. Previous positions included Vice President of Oil Sands at Imperial Oil. He has served on a number of Boards including Syncrude Canada, Exxon Production Research, Petroleum Technology Research Centre (Saskatchewan), Society of Petroleum Engineers (International) and the Canadian Federal Government's Advisory Committee on Environmental Protection.



Jennifer A. McFarlane
B.Sc., L.L.B. (University of New South Wales), M.B.A. (Stanford)
Deputy Chair and Executive Director SPP/CPM, *Director* SPP (USA) *Inc.*, *Director* SPP (*Europe*) S.A.

Ms McFarlane has responsibilities in Management, Corporate Strategy and Finance and oversees SPP/CPM's effort in R&D and Exploration. Prior to joining SPP/CPM, she has played key roles in numerous M&A and IPO assignments for Salomon Brothers, developed M&A capabilities for KPMG's global emerging markets group, and served as a principal at Cross Border Enterprises, LLC.



Victor H. Kuss
B.Com. (University of Queensland), M.Ec. (University of New England), A.C.A.
Executive Director SPP/CPM

Mr Kuss has 25 years of diversified corporate experience in finance, project management, technology development and government relations. He has held the position of Finance Director and Company Secretary of SPP/CPM for the past 15 years, during which time has been instrumental in the Companies' joint venture negotiations on the Stuart project as well as in the budget planning and management of the Stuart Stage 1 project.



John Val Browning
B.S. (M.I.T.), Graduate School (M.I.T.)
Executive Director SPP/CPM, *President*, SPP (USA) *Inc.*, *President*, SPP (*Europe*) S.A.

Mr Browning has been associated with the Companies for the past 24 years as a Consultant, Director and Executive Director, actively involved with its U.S. operations. Previously he had 29 years in engineering and management expertise with Browning Inc. and Browning Arms Company, holding the role of President of those companies from 1962 to 1976.

DIRECTORS OF SPP/CPM GROUP Cont.



Bruce C. Wright
H.N.C. (Civil Engineering) (London), M.I.E. Aust.
Non-Executive Director, SPP/CPM

Mr Wright has been associated with the Companies as a Consultant, General Manager and Director for 24 years. Prior to his retirement as Executive Director of SPP/CPM in October 2001, he was responsible for all engineering and technical activities undertaken for the Companies. Mr Wright is a Director of the Queensland Mining Council and is Chairman of the Council's Environment Committee.



Norton Belknap
B.S., M.S. (M.I.T.)
Non-Executive Director SPP/CPM, *Executive Vice President and Director* SPP (USA) *Inc.*

Mr Norton Belknap consults on energy matters and has been a Director of several oil companies in the USA and Australia. He was previously employed by Exxon Corporation where he held several positions including Senior Vice President of Exxon International Company and Vice President Corporate Planning of Exxon Corporation. Other positions held include Executive Vice President of Esso Europe, Chairman and Managing Director of Esso Australia and Vice President Esso Japan.



Robert Bryan
B.Sc. (Geol.Hons) (University of Queensland)
Non-Executive Director SPP/CPM

Mr Bryan has been involved for more than 40 years in the mining industry and through a management buyout established Pan Australian Mining, which developed one of Australia's most important gold mines, Mt Leyshon. He is still heavily involved in the resources sector being Chairman of Highlands Pacific Limited, Pan Australian Resources NL and Queensland Gas Co Ltd. He serves on the Development Council and on the Board of the W H Bryan Mining Geology Research Centre within the University of Queensland, and on the Management Committee of the Queensland Sciencentre.



Brian Davidson
L.L.B.(Hons) (University of Sydney)
Non-Executive Director SPP/CPM

Mr Davidson is a Senior Partner of Deacons with over 35 years experience in corporate and commercial law, particularly mergers and acquisitions, corporate advisory, project development and foreign investment. He is currently Chairman of Lynas Corporation Limited and has served on the Boards of many listed public companies over a 30 year period.



Edythe A Parkinson-Marcoux
B.App.Sc, Honours MBA, Dr. of Sc (honorary) (Queen's University)
Non-Executive Director SPP/CPM, *Director* SPP (USA) *Inc.*

Ms Parkinson-Marcoux has over 25 years experience in the energy industry, primarily in oil production and refining, but also has experience in power and biomass industries. Currently she is a Director of Ensyn Energy Corporation, Placer Dome Inc, SNC Lavalin Inc and the National Bank of Canada. Previous positions include Executive Vice President of Suncor Inc. Oil Sands Group, President of Gulf Heavy Oil, President of CS Resources Limited and President, CEO and Chairman of Ensyn Energy Corporation. She also held several senior executive positions with Ontario Hydro, Imperial Oil and Petro-Canada.



Nicholas (Nick) W. Stump
M.S AppSc. (South Australia)
Non-Executive Director SPP/CPM

Mr Stump has been involved with more than $3.5 billion of major project developments in the resource sector in Queensland. He held the position of Chief Executive Officer for MIM Holdings Limited from 1995 to 2001. Prior to MIM, Mr Stump was Chief Executive Officer of Comalco (1991 to 1995), during his 25 years with the CRA/Rio Tinto group.

John S. McFarlane
B.E. (Mining) (University of New South Wales), M.B.A. (Macquarie University)
Alternate Director for Jennifer McFarlane

Mr John McFarlane is General Manager, Corporate Finance and Investments of SPP/CPM and has been associated with the Companies for 12 years. His previous experience includes six years in the investment and securities industries.

Frederick Whittemore	Director, SPP (USA) Inc.*
John H. French	Vice Chairman, SPP (USA) Inc.*, Director, SPP (Europe) S.A.**
Donald C. Macpherson	Director, SPP (Europe) S.A.**
Jonkheer Reinout F. van Lennep	Director, SPP (Europe) S.A.**
Pierre de Montjou	Director, SPP (Europe) S.A.**
Archduke Rudolph of Austria	Director, SPP (Europe)**
John Allen Browning	Director, SPP (Europe)**
John Freiherr von Twickel	Advisor to SPP (Europe) S.A.**

* US *Corporation associated with* SPP/CPM
** EUROPEAN *Corporation associated with* SPP/CPM

FINANCIAL INFORMATION

INDEX

Directors and management are committed to high standards of corporate governance for which the Board is ultimately responsible. The corporate governance practices set out below have operated for the whole of the year except as indicated.

Board composition and membership

As at the date of the Directors' Report the Board is comprised of the Chairman, four executive Directors and six non-executive Directors. The Board believes that this provides an appropriate mix of qualifications, skills and experience for this stage of the company's development. The Constitution requires that one third of Directors (except for the Managing Director) retire each year by rotation and that no Director shall remain in office for more than three years without re-election. Directors have the ability to seek professional advice at the company's expense.

Conduct of Directors

Directors are required to conduct themselves to the highest ethical standards. Statutory requirements are regarded as the minimum standard to be attained. Directors must avoid any matter that may result in an actual or perceived conflict of interest and must avoid acting in a manner that is in contradiction to the interests of shareholders.

Board Committees

During the year the Board conducted a review of the type and composition of Board Committees to determine the type of committees that would provide the best assistance to the Board in carrying out its duties. This review was completed in September 2001 and recommendations implemented immediately.

Corporate Governance Committee

The Corporate Governance Committee operated until September 2001 at which time it was determined that it would be more appropriate to combine the Corporate Governance Committee with the Audit Committee.

Members of the Corporate Governance Committee were B.H. Davidson (Committee Chairman and non-executive Director), C.M. Anderson (Chairman of the Board and non-executive Director), V.H. Kuss (executive Director) and S.L. Forbes (Manager - Finance and Administration). The responsibilities of the Committee were assumed by the Audit and Corporate Governance Committee and are detailed below.

Audit and Corporate Governance Committee

The Audit Committee operated for the whole year however, in September its functions were expanded and an Audit and Corporate Governance Committee was formed. Members of the Audit and Corporate Governance Committee are B.H. Davidson (Committee Chairman and non-executive Director), C.M. Anderson (Chairman of the Board and non-executive Director) and V.H. Kuss (executive Director). Financial officers of the company and auditors attend by invitation. The responsibilities of the Committee (including those of the previous Corporate Governance Committee) are to:

- assist the Board of Directors in fulfilling its responsibilities relating to accounting and reporting practices of the company and each of its subsidiaries.
- oversee, co-ordinate and appraise the quality of the audits conducted by the company's external auditors;
- maintain, by regular meetings, lines of communications among the Board, the Company's accounting staff and external auditors to exchange views and information, as well as confirm their respective authority and responsibilities;
- serve as an independent and objective party to review the financial information submitted by management to the Board for issue to shareholders, regulatory authorities and the general public; and
- review the corporate governance aspects of the business and ensure that appropriate policies and procedures are established to meet corporate governance guidelines.

Environment, Health and Safety Committee

The Environment, Health and Safety ("EH&S") Committee was established in September. Members of the Committee are N.W. Stump (Committee Chairman and non-executive Director), B.C. Wright (non-executive Director), E. Parkinson-Marcoux (non-executive Director) and J.D. McFarland (Managing Director). The responsibilities of the Committee are to:

- receive reports from and consult with management and monitor the due compliance by the Company and each of its subsidiary companies, with those matters which may impact on the position of the Company's employees, contractors, and the community;
- review and make recommendations to the Board with respect to the adoption of and changes to Group policies in respect of EH&S; and
- supervise the implementation and maintenance of and adherence to appropriate systems to monitor compliance.

Compensation Committee

The Compensation Committee was established in September. Members of the Committee are C.M. Anderson (Committee Chairman and Chairman of the Board), R. Bryan (non-executive Director) and J.D. McFarland (Managing Director). The responsibilities of the committee are to:

- provide guidelines on how remuneration for executive and non-executive Directors is set;
- make recommendations to the Board on remuneration of the Managing Director;
- make recommendations to the Board on remuneration for other Board members;
- provide guidelines on how the Equity Participation Share (EPS) scheme will be administered and recommend changes as required for Board and shareholder approval; and
- on an annual basis, make recommendations to the Board on overall remuneration policies in respect of employees of the group.

Risk Assessment

The Board monitors operational and financial risk through a combination of departmental reporting and purpose-specific risk management committees including the Titles Committee, Calls Paid Committee, Audit and Corporate Governance Committee, Compensation Committee and Environment, Health and Safety Committee.

Code of Conduct

Employees are required to observe high ethical standards. The purpose of the company's written Code of Conduct is to encourage an awareness of these obligations and to provide guidance. The Code of Conduct covers compliance with the law, protection of company material, dealing in the company's securities, conflict of interest, occupational health and safety, record keeping, discrimination and the promotion of a positive work environment. The company has adopted Corporate Values which further develop the principles espoused in the Code of Conduct and ensure that the business of the company is conducted in an honest, open and ethical manner.

1. RELATIONSHIP BETWEEN SPP AND CPM

The Australian tax regime at the time the companies were floated in 1968 distinguished between petroleum and mineral exploration. Since it was intended that both petroleum and mineral exploration would be undertaken, two entities were established, Southern Pacific Petroleum N.L. and/or its controlled entities ("SPP") for petroleum interests, and Central Pacific Minerals N.L. and/or its controlled entities ("CPM") for mineral interests. Accordingly, any petroleum project investment was taken up by SPP and any mineral investment by CPM. In 1972, this tax regime was removed.

When in 1973 it was decided to become actively involved in oil shale, it was believed that, as this embraced both mining and oil technology, any interests acquired should be taken up on a 50/50 basis between the two companies. The only remaining interests not shared are the uranium and fluorite interests in the Northern Territory which are held by CPM.

This relationship has continued up to and including the year ended 31 December 2001, but if the scheme of arrangement of SPP and CPM is implemented (refer Note 28 to the accounts), CPM will become a controlled entity of SPP. Accordingly, the following comments, which applied for the year ended 31 December 2001, may cease to be applicable after the reconstruction is finalised.

Implications

Salaries, insurance, legal and other operating expenses

The companies' exploration and evaluation activities jointly benefit from common management, administration and financial expertise, therefore these costs are shared 50/50. Some costs however, such as stock exchange fees and share registry fees, attach to the respective company and are not shared.

Assets and liabilities

The companies benefit equally from joint use of assets and liabilities, therefore all significant tangible assets and liabilities are held 50/50.

Earnings

The companies' primary source of earnings is from the joint investment of funds, which are shared 50/50.

In addition, the intercompany loan account between the companies attracts interest at the average investment earnings rate. This has the effect of correctly allocating earnings according to the net tangible assets of each company.

Cross shareholdings

Taking into account all classes of issued shares, SPP has a 34.47% interest in CPM and CPM has a 30.68% interest in SPP.

2. OPERATING RESULTS

Consolidated SPP operating loss before tax was $29,441,000 for the year ended 31 December 2001, compared to a loss for the year ended 31 December 2000 of $14,500,000 an increase of $14,941,000.

Consolidated SPP Operating Loss Analysis

	2001 $'000	2000 $'000	Increase/ (Decrease)
Income:			
Product sales (net)	3,276	-	3,276
Investments (net)	1,104	1,278	(174)
Earnings on intercompany cash account	127	86	41
Profit on sale of fixed assets	53	83	(30)
Other	212	238	(26)
Total income	4,772	1,685	3,087
Less Expenditure:			
Salaries, insurance, legal and other operating expenses	5,559	4,692	867
Stuart Stage 1 costs expensed	20,510	6,500	14,010
Other exploration and evaluation costs written-off	171	1,478	(1,307)
R&D Syndicate (net)	17	11	6
Share of associates' losses	6,680	2,228	4,452
Interest on convertible notes	1,276	1,276	-
Total expenditure	34,213	16,185	18,028
Operating loss before tax	(29,441)	(14,500)	(14,941)
Income tax benefit	-	1,878	(1,878)
Operating loss after tax	(29,441)	(12,622)	(16,819)

In accordance with the applicable Accounting Standards, total expenditure of $34.213 million includes 100% of the actual expenditure incurred by the company plus the company's 34.47% share (on an equity accounted basis) of the result of associated company, CPM.

Reasons for variances are:

Product Sales

Revenue from product sales is net of shipping costs and includes excise revenue rebated from the naphtha sale. The company achieved its first product sales during the year with a total of 41,307bbls (SPP share) of light fuel oil and 25,172bbls (SPP share) of ultra-low sulphur naphtha.

Investments

Net investment earnings decreased by $174,000, down from $1,278,000 in 2000 to $1,104,000 in 2001 due to a decrease in the average balance of available funds and the average return on investments during the year.

Corporate operating expenses

Corporate operating expenses increased by $867,000 in 2001 as additional expenditure was incurred dealing with issues associated with Stuart (including technical studies), seeking joint venture partners for future Stuart development, corporate restructuring of SPP and CPM and investigation of fundraising options.

Stuart Stage 1 costs expensed

In April 2001, SPP and CPM acquired the interest in Stuart previously owned by Suncor. Since that date SPP and CPM each have funded 50% of all project costs (25% each in 2000). As announced in 2000, the company continues to expense all Stage 1 expenditures in excess of the carrying amount at 30 June 2000. Accordingly Stuart Stage 1 costs expensed increased by $14 million from $6.5 million in 2000 to $20.5 million in 2001.

Exploration & evaluation costs written off

Exploration and evaluation costs written off during the year decreased by $1,307,000, from $1,478,000 in 2000 to $171,000 in 2001. The decrease was due to the company writing off its expenditure carried forward in relation to its non-oil shale deposits in 2000 ($1.3 million).

Share of Associates Losses

SPP's share of CPM's losses amounts to $6,680,000 for the current year (2000: $2,228,000). The higher CPM loss is mainly a result of CPM bearing it's 50% share of Stuart Stage 1 costs and higher corporate operating expenses (as described above in the comment on corporate operating expenses).

3. STUART OIL SHALE PROJECT

The principal objective of the Stuart Energy Stage 1 R&D Joint Venture is to conduct exploration and prospecting by developing a demonstration scale oil shale extraction and processing facility using ATP technology to demonstrate the technology for larger scale mining and processing operations.

In June 1997, SPP/CPM with Sunoco Inc and other companies in the Suncor Energy Inc. group of companies ("Suncor") committed to spend $239 million towards the construction and commissioning of the Stuart Energy Stage 1 R&D project. Upon reaching this level of funding in December 1999, additional funds were contributed by the joint venture participants in accordance with the Project Joint Venture Agreement until 6 April 2001. Total funds contributed up to 6 April 2001 were $301 million.

On 6 April 2001 SPP/CPM purchased Suncor's interest in the Stuart Oil Shale Project. This took SPP/CPM's interest in the Project to 100%.

At the end of 2001, a total of $331.4 million (net of product sales) had been contributed towards the construction and commissioning of the Stuart Stage 1 project.

Stage 1 Funding

In accordance with the Project Joint Venture Agreement the project funding contributed by the joint venture participants as at 31 December 2001 was as follows:

	SPP $Mill	CPM $Mill	Suncor $Mill	Total $Mill
Contributions to 6 April 2001	65.0	65.0	171.0	301.0
Additional contributions (net of product sales)	15.2	15.2	-	30.4
Net Contributions	80.2	80.2	171.0	331.4

At 30 June 2000, the Directors announced that any further contributions to the Stuart Energy Stage 1 R&D project beyond the initial investment of $239 million would be expensed as incurred. Therefore, no contributions beyond the amount contributed to that date by SPP (Stuart) (being $54.5 million) have been capitalised as exploration and evaluation costs carried forward.

4. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR SPP & CPM

As explained in Note 28 to the accounts, subsequent to year end, security holders of each of SPP and CPM passed resolutions to implement a Scheme of Arrangement which will result in SPP taking control of CPM (owning between 80% and 100% of CPM). This is subject to final approval at the second court hearing scheduled to be held on 27 February 2002 and, if approved, the effective acquisition date would be 28 February 2002.

In order to provide an understanding of the merged entity (assuming final court approval), an unaudited pro forma statement of financial position is provided below. To ensure comparability with the documentation prepared for the scheme, the assumptions used in the scheme documents have been used in these accounts (the main difference between the pro formas is that these are based on balances at 31 December 2001, while the documentation for the scheme was based on 30 June 2001).

4. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR SPP & CPM Cont.

As at 31 December 2001

	2001 $'000
Current assets	
Cash assets	4,148
Receivables	1,770
Investments	10,516
Inventories	6,816
Other	21,981
Total current assets	**45,231**
Non-current assets	
Receivables	4,495
Investments	500
Inventories	325
Property, plant and equipment	2,084
Exploration and evaluation costs	175,333
Exploration and evaluation on consolidation of CPM	42,200
Total non-current assets	**224,937**
Total assets	**270,168**
Current liabilities	
Payables	10,313
Provisions	23,244
Total current liabilities	**33,557**
Non-current liabilities	
Interest bearing liabilities	29,991
Provisions	136
Total non-current liabilities	**30,127**
Total liabilities	**63,684**
Net assets	**206,484**
Equity	
Contributed equity	298,658
Reserves	48,755
Accumulated losses	(140,929)
Total equity	**206,484**

The pro forma statement of financial position of SPP provided left is based on the following assumptions:

- The fair value of the SPP ordinary shares used in the pro forma financial information is $0.60 (the fair value of other securities takes into account the conditions and restrictions applicable to each individual security). The total fair value on this basis is approximately $131 million (the valuation used in the documentation for the scheme). The final fair value used will be based on information available at the effective date of the scheme and may vary from this value.
- The financial information presented is based on the financial statements of SPP and CPM for the year ended 31 December 2001 and does not incorporate any transactions or adjustments which have occurred since that date. Losses incurred since 31 December 2001 will result in an increase in the value of exploration and evaluation on consolidation of CPM and a reduction of the fair value of other assets acquired.
- The total assumed fair value of the shares issued by SPP to acquire CPM, being $131 million, has been allocated to the CPM exploration assets and CPM's other assets and liabilities. Exploration and evaluation on consolidation of CPM represents the excess of the fair value of the exploration and evaluation assets acquired and their book value at 31 December 2001. Should the fair value of SPP shares, or the fair value of the net assets of CPM, be different on the effective date of scheme, the value of the exploration and evaluation on consolidation of CPM will be different. Losses incurred since 31 December 2001 will result in an increase in the value of exploration and evaluation on consolidation of CPM and a reduction of the fair value of other assets acquired.
- That no CPM shareholders elect to defer from their respective Schemes. Should any shareholders elect to defer, then the equity section of the financial statements will be dissected into the parent entity interest in equity (representing equity attributable to SPP's shareholders) and outside equity interest in controlled entities (representing the CPM shares held by CPM shareholders that have elected to defer).

Your Directors present their report on the consolidated entity consisting of Southern Pacific Petroleum N.L. ("the company"), and the entities it controlled at the end of, or during, the year ended 31 December 2001.

Directors

Campbell M. Anderson	Chairman and Non-executive Director (Appointed Chairman 15 August 2001 and Director 1 May 2001) Member of Audit and Corporate Governance Committee and Compensation Committee
Jennifer A. McFarlane	Deputy Chairman and Executive Director (Alternate Director - John S. McFarlane)
James D. McFarland	Managing Director Member of Environment, Health and Safety Committee and Compensation Committee
John Val Browning	Executive Director
Victor H. Kuss	Executive Director Member of Audit and Corporate Governance Committee
Norton Belknap	Non-executive Director
Robert Bryan	Non-executive Director Member of Compensation Committee
Brian H. Davidson	Non-executive Director Member of Audit and Corporate Governance Committee
Edythe Parkinson-Marcoux	Non-executive Director (Appointed 1 May 2001) Member of Environment, Health and Safety Committee
Nicholas W. Stump	Non-executive Director (Appointed 1 May 2001) Member of Environment, Health and Safety Committee
Bruce C. Wright	Non-executive Director Member of Environment, Health and Safety Committee

Sir Ian McFarlane and Mr Neil Paterson were Directors from the beginning of the year until their resignations on 15 August 2001 and 27 April 2001 respectively.

On 15 August 2001, Mr John McFarlane ceased acting as Alternate Director to Sir Ian McFarlane and was appointed Alternate Director to Ms Jennifer McFarlane.

For particulars of Directors' shareholdings refer to Additional Information (page 70). Particulars of the qualifications, experience and special responsibilities of each Director are set out on pages 15 to 16.

Principal activities

The principal activities of the consolidated entity during the financial year were the operation and development of the Stuart project and exploration for and evaluation of oil shale and mineral deposits predominantly in Australia.

Dividends

No dividends have been paid or declared by the company since the end of the previous financial year, and the Directors do not now recommend any payment of dividends.

Review of operations and changes in state of affairs

a) Stuart Stage 1

2001 has been a year of solid accomplishment at Stuart, highlighted by the ramp-up of operations in Stage 1. This enabled the accumulation of plant running time and experience sufficient to prove the ATP technology at a 75:1 scale-up from the R&D pilot plant. This progress provides the confidence required to develop the engineering for a 15,000 barrel per day Stage 2 Commercial Plant, at a scale-up of 4:1. An independent engineering review by a world-leading global design and project services company, Worley Limited, confirmed the significant operational achievements in Stage 1, the competency of the operating team and the capability of Stage 1 to provide the basis to support a Stage 2 decision.

The successful 75:1 scale-up of Stage 1 was marked by the following technical, operational and environmental milestones:

- 119 days processing oil shale;
- 32 day continuous plant run (to late January 2002);
- shale processing rate up to 210 tonnes per hour (84% of design);
- 433,000 tonnes of oil shale processed;
- oil yield up to 0.67 barrels per tonne (89% of design);
- 268,000 barrels of oil products produced; and
- air emissions (odours, dioxins, shale dust and sulphur dioxide) substantially reduced to levels below current regulatory guidelines.

A key focus in 2001 was to increase plant availability by improving the reliability of equipment peripheral to the ATP. Plant availability was progressively increased to an average of 38% in the fourth quarter. Shale has now been processed in the ATP for 119 days, of which 80% has been under SPP/CPM operatorship.

Since the start up of Stuart, 433,000 tonnes of oil shale have been processed in the ATP to produce 268,000 barrels of oil. Yields up to 0.67 barrels per tonne have been achieved on some plant runs, around 89% of design, with an average yield since start up of 0.62 barrels per tonne. This is a significant achievement given the 75:1 scale-up. Technical improvements are being developed, which are expected to improve current performance and will be included in future designs.

Although rates as high as 84% of design have been achieved for short periods, sustained shale processing rates are currently limited to around 65% to 70% of design capacity because of a self-imposed constraint on shale dryer rates to minimise odour emissions. Engineering is underway to expand shale drying capacity in 2002, subject to financing, to enable an increase in rates while continuing to limit emissions.

The significant milestones achieved this year are due in large part to the dedication, experience and capability of the operational team. Many of the operators and technical professionals had been with the Stuart Project since 1998 and had the ideas and technical solutions needed for success. Under SPP/CPM leadership, these solutions were put into place with demonstrable success in increasing plant reliability, production, sales and achieving environmental commitments.

The commissioning and production ramp-up work at Stuart has required an extraordinary attention to engineering detail and the development of capital and operational improvements and new operating procedures. This is typical of first-of-a-kind technologies which can require long commissioning periods. This rigorous approach enabled the team to run the plant smoothly and problem-free for progressively longer periods. Production runs increased from a maximum of five days duration in 2000 to 32 days continuous operation by late January 2002. Upon SPP/CPM taking over operatorship of Stuart, a target was set to achieve operating cash flow breakeven by the fourth quarter of 2001. Although this goal was not met for the full quarter, it was achieved in the month of November, establishing the basis to target operating cash flow breakeven for the full year 2002 at prevailing oil prices.

Such breakeven requires monthly oil production and sales of around 50,000 barrels at current oil prices and monthly operating costs of A$3 million. This target production, representing approximately 35% of plant capacity, was achieved in September and November. October and December fell short as implementation of plant improvements to increase reliability required longer than planned shutdown periods.

Operating costs in the fourth quarter were well within target, averaging A$2.5 million per month. Cost savings came from success in solving operational issues, increased operating experience enabling more efficient procedures to be put in place, the increased use of automation and the use of processed shale as the ATP start-up inert material. These lessons learned enabled cost reductions in materials, services and contract labour.

The high quality oil products produced at Stuart are being marketed in Australia and Asia. Oil produced from Stuart shale is a "light sweet" crude oil which is in high demand by refiners around the world to produce clean fuels, low in sulphur and other contaminants. The light sweet oil produced in the ATP process is further refined in the Stuart plant to produce two products, an ultra low sulphur naphtha (ULSN) and light fuel oil (LFO). These are excellent feedstocks for conventional oil refineries and fuel oil marketers, respectively, seeking to produce the cleaner transportation fuels being demanded by the public and regulators around the world.

Stuart ULSN, which can be used to make gasoline, diesel and jet fuel, contains less than one part per million (ppm) of sulphur, which is the lowest sulphur feedstock available to Australian refiners. To put this into perspective, gasoline in Australia currently contains about 500 ppm sulphur. Regulatory Guidelines are in place to reduce this to 150 ppm for gasoline by 2005 and to 50 ppm for diesel by 2006. This makes Stuart ULSN an excellent feedstock to help refiners achieve these tougher product specifications aimed at improving air quality.

Product sales in 2001 included 50,300 barrels of ULSN to the Caltex Refinery in Brisbane, Australia and 82,600 barrels of LFO to fuel oil marketers in Singapore, generating A$6.5 million in net revenues. Oil product inventory at year-end 2001 of 135,000 barrels is awaiting finalisation of sale arrangements and has a current market value of approximately A$6.8 million.

An important milestone was achieved in May 2001, when, following representations by the Companies in association with Caltex, the UK Ministry of Defence (MOD) accredited oil shale as a suitable source of oil to manufacture aviation jet fuel. This complements a similar accreditation by the American Society for Testing and Materials (ASTM) achieved in late 2000. This accomplishment greatly enhances the marketability of Stuart ULSN to refiners in Australia and internationally.

With the successful accreditation of oil shale and identification of markets for Stuart products in Australia and in Asia, efforts in 2002 will turn to greater penetration in these regions to build market diversity and value.

SPP/CPM's goal is to establish new standards of environmental care at Stuart, taking advantage of being a greenfield development using new technology. Since late 2000, significant reductions in air emissions have been achieved, including odour and dioxins, as further described in the Sustainability Report.

The Companies are working hard to make further reductions as part of a program of continuous improvement. In particular, continuing programs are aimed at achieving further reductions in the already very low concentrations of dioxins produced in the process.

Subject to the success of near-term fundraising, SPP/CPM intend to make further improvements to the Stuart Stage 1 plant enabling it to reach its full production capacity and to maximise cash flow by 2003. This calls for a program of debottlenecking, plant additions and upgrades in 2002, representing a capital investment of around 10% of the base plant costs.

The proposed program includes the following elements, which are, for the most part, peripheral to the ATP:

- installing an additional shale dryer to limit odour emissions at full capacity;
- upgrading shale crushing and blending equipment;
- modifying the oil recovery system to process larger product quantities;
- modifying equipment to further improve plant reliability; and
- installing of additional product tankage on site to reduce unit shipping costs.

Implementation of this program should increase annual oil production from around 750,000 barrels in 2002 to 1.2 to 1.4 million barrels in 2003, an improvement of almost 100%. This reflects an increase in shale processing rates to 250 tonnes per hour (100% design) and an increase in plant availability to 75% to 85% (percent of time on production).

The Bechtel contract for the construction of the Stage 1 plant has not been finalised as there are a number of outstanding issues for all parties. If these issues remain unresolved, they could lead to more formal proceedings being pursued.

b) Stuart Stage 2

With improvements in Stage 1 performance during the year, significant work was undertaken in the final quarter primarily directed at moving forward with the regulatory approvals process. The Supplementary report which addresses questions raised in the public viewing of the Draft Environmental Impact Statement in September 1999 and lessons learned from the Stage 1 project has been developed and was released to the public in January 2002.

In 2002 it is planned to progress the design development and continue with the regulatory approvals process.

c) Corporate Restructuring of SPP and CPM

At a series of meetings held on 24 January 2002, SPP's shareholders and also the security holders of CPM passed all resolutions approving a Scheme of Arrangement between SPP and CPM. Finalisation of the scheme is subject to final approval at the second court hearing scheduled to be held on 27 February 2002. Subject to receiving this final court approval, the scheme will result in SPP controlling CPM by owning at least 80% of CPM's voting shares. In accordance with the scheme documents, the effective date that SPP is expected to take control of CPM is scheduled to be at or around 28 February 2002.

The intention of the scheme is to add shareholder value by removing the cross shareholding arrangement with CPM and simplifying analysis of SPP and its projects.

d) Purchase of Suncor's interest in Stuart Energy Project

On 6 April 2001, the company and its associated company CPM acquired the interest in the Stuart Energy Project previously held by entities within the Suncor Energy Group of Companies and became operator of the Stage 1 Plant. SPP now owns 50% of the project, with the remaining 50% owned by CPM. As part of the buyout arrangements, SPP issued to Suncor 2,500,000 fully paid ordinary shares and 12,500,000 options and cancelled the 57,000,000 restricted class shares issued by SPP to Suncor in 1997.

e) US$7.5 million Guarantee Facility

During the financial year, the company, in conjunction with associated companies CPM and SPP (USA) Inc, arranged an unsecured guarantee facility with a Director of the company. The total amount of the facility is US$7.5 million. Under the agreement, the Director has undertaken to procure that loan or other facilities be provided to the company or its associated companies from Wells Fargo Bank, in an amount of up to US$7.5 million for up to 3 years.

f) New Appointments

On 1 May 2001, Mr Campbell Anderson, Mr Nicholas Stump and Ms Edythe Parkinson-Marcoux were appointed as Non-executive Directors of the company. On 15 August 2001, Mr Campbell Anderson was appointed as Chairman of the company.

Sir Ian McFarlane and Mr Neil Paterson resigned as Directors of the company on 15 August 2001 and 27 April 2001 respectively.

A more detailed review of operations of the consolidated entity is contained on pages 2 to 14.

There have been no significant changes in the state of affairs of the consolidated entity during the financial year other than those covered in the review of operations.

Trading results

The net loss after tax for the consolidated entity for the year was $29,441,000 (2000: $12,622,000). In addition to earnings brought to account during the year, the market value of portfolio investments at the end of the year exceeded book value by $455,000 (2000: $495,000).

Issues of ordinary shares

During the financial year the following fully paid ordinary shares were issued. Refer note 13(j) and (k) for further details.

Date	No. of Shares	Price/Share $	Net Value $
6 April*	2,500,000	1.33	3,330,771
1 November	49,998	0.77	38,498
	2,549,998		3,369,269

* Issued to Sunoco Inc. in conjunction with the buyout of Stuart from Suncor.

Issues of equity participation shares

During the financial year the following equity participation shares paid to 1 cent were issued for cash.

Date	No. of Shares	Price/Share $	Proceeds Received $
6 February	279,820	2.33	2,798
21 May^	2,215,901	1.06	22,159
19 September*	933,334	0.53	9,333
23 October	7,667	0.65	77
20 November	80,000	0.67	800
	3,516,722		35,167

^ Includes 300,000 shares issued to a non-executive Director with the balance issued to employees (primarily operational employees taken on as a result of the buyout of Suncor's interest in the Stuart Oil Shale Project).

* Issued to 3 new non-executive Directors.

Options over unissued shares

During the financial year the company granted options over unissued ordinary shares to Sunoco Inc and a Director. Details of the terms and conditions of these options are provided in the notes to the accounts (Notes 13 (l) and (m) respectively).

During or since the end of the financial year, no options have been exercised or expired. At the date of this report, these are the only options on issue.

Matters subsequent to the end of the Financial Year

Except for items disclosed in Note 28 to the accounts, the Directors are not aware of any matters or circumstances that have arisen since 31 December 2001 that have significantly affected, or may significantly affect:

a) the consolidated entity's operations in future financial years; or

b) the results of those operations in future financial years; or

c) the consolidated entity's state of affairs in future financial years.

Likely developments

Likely developments in the operations of the consolidated entity and the expected results of those operations in financial years subsequent to the year ended 31 December 2001 are referred to in the Review of Operations in this Directors' Report. For additional detail refer to pages 2 to 14. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Meetings of Directors

The number of meetings of the company's Directors (including meetings of committees of the Directors) held during the financial year ended 31 December 2001, and the numbers of meetings attended by each Director were:

		Meetings of Committees		
	Full Meetings of Directors	Audit and Corporate Governance	Corporate Governance	Env Health & Safety
Number of meetings held	11	4	6	1
Number of meetings attended by:				
Campbell M. Anderson*	7	3	1	n/a
Sir Ian McFarlane*	5	n/a	n/a	n/a
John S. McFarlane				
(as alternate for Sir Ian McFarlane)	1	n/a	n/a	n/a
Jennifer A. McFarlane	11	n/a	n/a	n/a
John S. McFarlane				
(as alternate for Jennifer A. McFarlane)	0	n/a	n/a	n/a
James D. McFarland	11	n/a	n/a	1
John V. Browning	11	n/a	n/a	n/a
Victor H. Kuss	11	4	6	n/a
Norton Belknap	11	n/a	n/a	n/a
Robert Bryan	10	n/a	n/a	n/a
Brian H. Davidson*	11	3	6	n/a
Edythe Parkinson-Marcoux^	7	n/a	n/a	0
Neil J. Paterson*	4	1	4	n/a
Nicholas W. Stump#	5	n/a	n/a	1
Bruce C. Wright	11	n/a	n/a	1

* attended/was represented at all meetings held while a Director (including full meetings and relevant committee meetings)

\# attended all but 2 meetings held while a Director

^ attended all Directors meetings held while a Director except for 1 EH&S committee meeting

Note: There were no meetings of the Compensation Committee held during the financial year.

Directors' benefits and interests in contracts

No Director of the company has, since the end of the previous financial year, received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of remuneration received or due and receivable by Directors shown in the financial statements, or the fixed salary of a full-time employee of the company or of a related entity) by reason of a contract made by the company or a related entity with the Director or with an entity of which the Director is a member, or with an entity in which the Director has a substantial financial interest. No material contracts or transactions involving Directors' interests were entered into since the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in Note 25 to the financial statements.

Insurance of officers

During the financial year, the company paid insurance premiums totalling $83,174 in respect of Directors' and Officers' liability insurance. The insurance coverage includes all Directors of the company named in the Directors' Report including alternate Directors. The policy does not specify the premium for individual Directors and executive officers.

The Directors' and Officers' liability insurance provides cover against costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or a related body corporate) incurred in their position as Director or executive officer unless resulting payments arise from the conduct which involves a wilful breach of duty or an improper use of inside information or position to gain advantage.

Directors' and executives' emoluments

Emoluments are designed to attract, retain and motivate directors and senior executives of a high calibre through remuneration packages which are competitive and representative of best practice and are designed to enhance SPP's performance. Directors and senior executives participate in the company's Equity Participation Scheme, which is designed to align the objectives of the company's management with those of its shareholders.

(a) Directors

A peer review is conducted on the nature and amount of emoluments for Board members. The criteria for reviewing the nature and amount of the emoluments of Directors include obtaining appropriate advice from external consultants and taking account of actual and expected work loads, increased and changed corporate responsibilities, the skills and experience of Directors and the performance of SPP. The last review was in February 2001.

Name and Position	Base Salary $	Directors' Fees $	Consultancy Fees $	Other Benefits $	Superann. Contributions $	Total $
Campbell M. Anderson Chairman and Non-executive Director	-	22,813	-	-	1,825	24,638
Jennifer A. McFarlane Deputy Chairman & Executive Director	92,684	-	-	-	7,316	100,000
James D. McFarland Managing Director	77,458	-	-	86,428	21,114	185,000
Other Executive Directors						
John V. Browning *	-	-	-	-	-	-
Victor H. Kuss	73,194	-	-	18,140	8,666	100,000
Other Non-executive Directors						
Norton Belknap *	-	-	-	-	-	-
Robert Bryan	-	16,666	-	-	1,334	18,000
Brian H. Davidson	-	18,000	-	-	-	18,000
Edythe Parkinson – Marcoux *	-	-	-	-	-	-
Nicholas W. Stump	-	12,346	-	-	988	13,334
Bruce C. Wright #	56,478	1,486	7,871	53,700	7,445	126,980
Alternate Director						
John S. McFarlane #	64,246	-	-	27,566	7,607	99,419
Former Directors						
Sir Ian McFarlane	44,585	-	-	2,291	-	46,876
Neil J. Paterson	-	3,333	3,333	-	-	6,666

Notes:

Emoluments reported are those paid or payable for the financial year ended 31 December 2001. Other benefits consist of car benefits, insurance, employee share plans, bonuses, unused leave paid out, travel and educational allowances including Fringe Benefits Tax where applicable.

In addition to the above, details of equity participation shares issued (to which a value of 1 cent per share has been attributed) are: Mr Campbell Anderson 500,000 shares, Ms Edythe Parkinson-Marcoux 133,334 shares, Mr Brian Davidson 300,000 shares and Mr Nicholas Stump 300,000 shares. These shares were issued at a price of $1.06 each paid to 1 cent to Mr Davidson and $0.53 each paid to 1 cent for the other Directors. These shares are only convertible to fully paid shares on the satisfaction of several criteria contained in the company's Constitution, including completion of three years service from the date of issue.

* These Directors do not receive any remuneration in respect of their position as Director of the company or its controlled entities.

\# Includes a payout of unused leave entitlements (including on termination as executive) of $38,555 for Mr Bruce Wright and $22,919 for Mr John McFarlane.

(b) Senior executives

The Board of Directors is responsible for reviewing the nature and amount of emoluments of senior executives.

The criteria for reviewing the nature and amount of the emoluments of the senior executives include obtaining appropriate advice from external consultants as to market and economic conditions and taking account of market comparisons for similar roles, performance of the incumbent, the skills and experience and the performance of individual departments and the SPP group as a whole. The last review was in February 2001.

Name and Position	Base Salary	Other Benefits	Superann. Contributions	Total	Number of Equity Participation Shares Issued During the Year		
	$	$	$	$	Feb 01	May 01	Nov 01
Jim Schmidt General Manager - SPPD	55,938	72,327	12,000	140,265	83,334	150,000	-
Stephen Grocott General Manager - Research	61,656	25,810	14,786	102,252	-	108,000	-
Ralph McIver General Manager - Exploration	49,015	7,182	5,803	62,000	10,000	42,000	-
Paul Tooth General Manager - Planning & Corporate Development *(ceased employment on 23 March, 2001)*	13,176	12,836	1,545	27,557	-	-	-
John Abbott General Manager - Stuart Operations *(commenced employment 22 October, 2001)*	13,654	2,504	2,079	18,237	-	-	80,000

Notes:
Emoluments reported are those paid or payable for the financial year ended 31 December 2001. Other benefits consist of secondee allowances, bonuses, unused leave paid out, employee share plans, car and insurance benefits including Fringe Benefits Tax where applicable.
Equity participation shares listed above were issued during the year (to which a value of 1 cent per share has been attributed) at issue prices of $2.33 each in February, $1.06 each in May and $0.67 each in November. Each share has been paid to 1 cent.
"Senior Executives" are officers who are involved in, concerned in, or who take part in, the management of the affairs of Southern Pacific Petroleum N.L. and /or related bodies corporate.

Environmental Regulations

a) Overview

Southern Pacific Petroleum (Management) Pty Ltd (SPPM), a wholly owned subsidiary of SPP(Stuart) acts as operator for the Stuart Stage 1 project. SPP and its associated company, CPM, are responsible as operators for operations on all other tenures except Rundle (operator: Esso Australia Resources Pty Ltd). In Queensland, SPP/CPM operates principally under the provisions of the Environmental Protection Act 1994 (The Act).

The Companies carry out their operations and meet their obligations as defined in the Act. Other than the Stuart Stage 1 project (refer below), the companies have not been subject to any other significant environmental regulation.

b) Stuart Stage 1

The Stuart Stage 1 project now operates principally under the Queensland provisions of the Environmental Protection Act (1994). Previously it had also been subject to the Mineral Resources Act (1989). This change is a result of the Environmental Protection and other Legislation Amendment Act 2000 legislation effected on 1 January 2001. The Act provides the regulation framework for both mining and plant operations within the mining lease and the transitional arrangements for this change. The Operator who is undertaking the transitional requirements is responsible for ensuring compliance with all statutory regulations.

In accordance with this regulatory framework, work continues on approved Environmental Management Programs (EMPs) for air and for water which specify the measures to be undertaken to improve environmental performance. The effect of compliance with these programs is that the programs can progress notwithstanding relevant sections of the environmental authority. Full compliance with the Act is required by the end of the programs.

The Annual Return, scheduled to be submitted in February, addresses compliance with requirements under the Act.

The Annual Return has identified that the Operator generally complied with all conditions with the exception of the areas detailed as follows.

Release of Contaminants to the Atmosphere from Point Sources

Particulate emissions exceeded commissioning limits for brief periods on 8 occasions. The design limitations and the effectiveness of the gas scrubbing system ensure that these mass emission rates are rarely exceeded.

The temperature in the main stack periodically dropped below the licence requirement level as a result of operational reliability and Gas Act interlock safety requirements. These issues are mainly due to a conflict between environmental licence requirements and the requirements of Australian Standards under the Gas Act. Currently, in association with regulatory representatives, an assessment is being carried out to enable application for exemption under Gas Regulation.

Quality Characteristics of Release to Waters

Certain discharge limits currently specified in the Environmental Authority (EA) are not appropriate for plant operation and are inconsistent with undisturbed streams in the area. Whilst amendments to the EA are being sought to overcome these inconsistencies, the Operator continues to comply with its Environmental Management Program for water (EMP - Water).

Materials Handling

Current storage of flammable liquids does not comply with AS1940, however both primary and secondary containment structures are employed and are considered appropriate. Application for amendment of this requirement is being made.

Noise Monitoring

Monitoring has not occurred at the 10 nearest affected residences as specifically required. This is because a larger, more intense program has been undertaken which is concentrated around identified priority areas. The noise-monitoring program has been revised to focus on areas of key concern, and areas from where the most useful information can be collected for the development and implementation of mitigation measures.

Rounding of amounts to nearest thousand dollars

The company is of the kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial report. Amounts in the Directors' Report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order unless specifically stated to be otherwise.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Directors.

Dated at Brisbane 20 February, 2002
for and on behalf of the Board

C.M. Anderson	J.D. McFarland
Chairman	Managing Director

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	Consolidated		Parent Entity	
		2001	2000	**2001**	2000
		$'000	$'000	**$'000**	$'000
Revenue from ordinary activities	2	**7,115**	3,379	**3,009**	3,379
Less: Expenses from ordinary activities					
Exploration and evaluation costs expensed		**(20,681)**	(7,978)	**(171)**	(1,478)
Provision for loans to controlled entities		**-**	-	**(18,917)**	(6,531)
Product selling costs		**(829)**	-	**-**	-
R&D syndicate expenses	17	**(919)**	(868)	**(919)**	(868)
Borrowing costs expense		**(1,276)**	(1,276)	**(1,276)**	(1,276)
Other expenses from ordinary activities		**(6,171)**	(5,529)	**(6,144)**	(5,519)
Share of net losses of associate accounted for using the equity method	24	**(6,680)**	(2,228)	**-**	-
Loss from ordinary activities before income tax benefit		**(29,441)**	(14,500)	**(24,418)**	(12,293)
Income tax benefit	3	**-**	1,878	**-**	1,873
Net loss		**(29,441)**	(12,622)	**(24,418)**	(10,420)
Net increase/(decrease) in share of reserves of associate	14(a)	**(5,450)**	1,931	**-**	-
Total revenues, expenses and valuation adjustments recognised directly in equity		**(5,450)**	1,931	**-**	-
Total changes in equity other than those resulting from transactions with owners as owners		**(34,891)**	(10,691)	**(24,418)**	(10,420)
Basic earnings per share	26	**(9.1)**	(4.1)		

The accompanying notes form part of these accounts

EXPLORATION AND EVALUATION COSTS

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	Consolidated		Parent Entity	
		2001	2000	**2001**	2000
		$'000	$'000	**$'000**	$'000
Exploration and evaluation costs for the year (after deducting recoveries from co-venturers)					
Oil Shale					
Stuart Stage 1 (after recognising net product sales of $3,276,000 (2000: nil))		**16,236**	7,279	**-**	-
Stuart post Stage 1		**1,604**	624	**1,604**	624
Other		**313**	586	**313**	586
		18,153	8,489	**1,917**	1,210
Metals		**61**	21	**61**	21
Exploration and evaluation costs for the financial year		**18,214**	8,510	**1,978**	1,231
Deduct:					
Stuart Stage 1 costs expensed (incl $998,000 (2000: nil) carried forward from prior period and is after recognising net product sales of $3,276,000 (2000: nil))		**(17,234)**	(6,500)	**-**	-
Other exploration and evaluation costs written off		**(171)**	(1,478)	**(171)**	(1,478)
		809	532	**1,807**	(247)
Exploration and evaluation costs acquired with controlled entity		**940**	-	**-**	-
Exploration and evaluation costs at beginning of financial year		**86,387**	85,855	**30,889**	31,136
Exploration and evaluation costs at end of financial year	9	**88,136**	86,387	**32,696**	30,889

The accompanying notes form part of these accounts

STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2001

	Note	Consolidated		Parent Entity	
		2001	2000	2001	2000
		$'000	$'000	$'000	$'000
CURRENT ASSETS					
Cash assets	23	2,074	4,449	1,373	3,551
Receivables	4	1,144	2,163	1,713	2,988
Investments	5	5,066	26,068	5,066	26,068
Inventories	7	3,408	-	-	-
Other	6	10,990	-	10,722	-
TOTAL CURRENT ASSETS		22,682	32,680	18,874	32,607
NON-CURRENT ASSETS					
Receivables	4	3,129	1,388	57,875	55,007
Investments – accounted for using the equity method	5	20,937	24,111	12,278	12,278
– other	5	250	250	250	250
Inventories – property	7	162	163	162	163
Property, plant and equipment	8	1,231	1,130	577	663
Exploration and evaluation costs	9	88,136	86,387	32,696	30,889
Other	6	-	10,270	-	10,270
TOTAL NON-CURRENT ASSETS		113,845	123,699	103,838	109,520
TOTAL ASSETS		136,527	156,379	122,712	142,127
CURRENT LIABILITIES					
Payables	11	5,155	3,225	2,103	1,041
Provisions	12	11,622	541	11,400	493
TOTAL CURRENT LIABILITIES		16,777	3,766	13,503	1,534
NON-CURRENT LIABILITIES					
Interest bearing liabilities	11	15,015	15,021	15,015	15,021
Provisions	12	68	10,496	30	10,496
TOTAL NON-CURRENT LIABILITIES		15,083	25,517	15,045	25,517
TOTAL LIABILITIES		31,860	29,283	28,548	27,051
NET ASSETS		104,667	127,096	94,164	115,076
EQUITY					
Contributed equity	13	221,065	219,602	222,360	220,604
Reserves	14(a)	24,473	66,884	-	36,961
Accumulated losses	14(b)	(140,871)	(159,390)	(128,196)	(142,489)
TOTAL EQUITY		104,667	127,096	94,164	115,076

The accompanying notes form part of these accounts

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	Consolidated		Parent Entity	
		2001	2000	2001	2000
		$'000	$'000	$'000	$'000
Cash flows from operating activities					
Receipts from customers and others (incl. joint venturers)		4,379	207	151	207
GST credits received from Australian taxation office		2,550	305	717	305
Payments to creditors, other suppliers and employees		(5,443)	(4,773)	(5,414)	(4,760)
Interest received		135	93	134	93
Rental income received		9	27	9	27
Income from sale of land held for resale		44	86	44	86
Payments for exploration and evaluation		(26,657)	(7,588)	(1,501)	(1,446)
Fixed asset rental proceeds		107	154	107	154
Tenement security deposits paid		(1,764)	-	(1)	-
Net cash flows from operating activities		(26,640)	(11,489)	(5,754)	(5,334)
Cash flows from investing activities					
Dividend income received		39	21	39	21
Payments for investments		(404)	(45,989)	(404)	(45,989)
Purchase of controlled entity (net of cash acquired)	5 (iv) (a)	(1,015)	-	-	-
Interest received on investments		1,093	574	1,093	574
Proceeds from sale and rollover of investments		376	43,745	376	43,745
Payments for property, plant and equipment		(259)	(40)	(147)	(40)
Loans to related entities		-	-	(21,816)	(6,500)
Proceeds from sale of property, plant and equipment		23	-	23	-
Net cash flows from investing activities		(147)	(1,689)	(20,836)	(8,189)
Cash flows from financing activities					
Proceeds from issue of shares and options		3,505	16,070	3,505	16,070
Payment of interest on convertible notes		(1,276)	(1,273)	(1,276)	(1,273)
Payment of fee for issue of shares		-	(775)	-	(775)
Net cash flows from financing activities		2,229	14,022	2,229	14,022
Net increase/(decrease) in cash held		(24,558)	844	(24,361)	499
Cash at the beginning of financial year		30,891	5,060	29,993	4,507
Adjustment resulting from change in classification of short term securities	1 (n)	-	24,987	-	24,987
Cash at end of financial year	23	6,333	30,891	5,632	29,993
Non-cash financing and investing activities	23				

The accompanying notes form part of these accounts

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

As a result of applying the revised Accounting Standard AASB 1018 Statement of Financial Performance, revised AASB 1034 Financial Report Presentation and Disclosures and AASB 1040 Statement of Financial Position for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

(a) Basis of accounting

The financial report is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

Revaluation of non current assets - change in accounting policy

Until 31 December 2000, non-current assets were disclosed either on a cost basis or at a revalued amount. On applying Accounting Standard AASB 1041 for the first time, with effect from 1 January 2001, the consolidated entity elected to revert to the cost basis for measuring all non-current assets. The Directors chose this option because they considered the cost of complying with the alternative policy permitted by AASB 1041 of revaluing non-current assets with sufficient regularity to ensure that the carrying amount of each item does not materially differ from its fair value at the reporting date would exceed the benefits that would be gained. Therefore, in accordance with the standard, any items previously recorded at valuation are now recorded at a 'deemed cost' (in the notes to the accounts this is recorded as 'at cost').

The consolidated entity continues to account for its exploration and evaluation projects in accordance with Note 1(d). Other non-current assets will continue to be regularly reviewed by Directors to ensure that they are not stated at amounts in excess of their recoverable amounts. Recoverable amounts are not determined using discounted cash flows.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Southern Pacific Petroleum N.L. ("company") as at 31 December 2001 and the results of all controlled entities for the year then ended. Southern Pacific Petroleum N.L. and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(c) Investments

Investments in Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the profits or losses of associates is recognised as revenue or expenses in the consolidated statement of financial performance, and its share of movements in equity and reserves is recognised in consolidated reserves. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

Other investments have been brought to account as follows:

Investments in companies and trusts

Interests in companies and trusts which are not controlled or significantly influenced by the company are brought to account at cost.

Interest bearing financial assets

The consolidated entity's interest in these assets are intended to be held to maturity or for the long term and are carried at cost or cost adjusted for discounts and premiums. Discounts and premiums are amortised over the period to maturity.

Joint ventures

The activities undertaken by joint ventures in which the consolidated entity or company participate relate to the exploration and evaluation of oil shale and other mineral deposits. The joint ventures, excluding the Stuart joint ventures, have no material assets or liabilities other than expenditure on such activities. The share of such joint venture expenditure is included in the statement of financial position as "Exploration and evaluation costs". The proportionate interests in the assets and liabilities of the joint ventures have been incorporated in the financial statements under the appropriate headings. Details of the assets and liabilities included in the accounts are detailed in Note 10. The identification of each joint venture, a description of the principal activities of each joint venture, and the company's interest in the output of each joint venture is included on page 72 and forms part of these accounts.

(d) Exploration and evaluation expenditure

Exploration and evaluation expenditure includes costs of projects still at an exploratory or evaluation stage. Exploration and evaluation costs include cost of exploration, determination of recoverable reserves, engineering and economic feasibility studies, procurement of finance, gaining access to reserves, construction costs of pilot plants (in Stuart Stage 1) and all technical and administrative overheads directly associated with these functions. Cost has been defined to include only costs directly expended on exploration and evaluation by the company.

Recoupment of exploration and evaluation costs is dependent upon the successful development and commercial exploitation of the areas of interest.

Exploration expenditure for each area of interest is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; or
- exploration activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Exploration expenditure which fails to meet at least one of the conditions outlined above is written off.

When an area of interest is abandoned, any expenditure carried forward in respect of that area is written off.

Expenditure is not carried forward in respect of any area of interest unless the company's rights of tenure to that area of interest are current.

(e) Inventories

(i) Product Inventories

Product inventories are valued at the lower of cost and net realisable value. Costs comprise direct materials, direct labour and an appropriate proportion of overhead expenditure. Net realisable value incorporates expected proceeds on sale of product and government excise benefits received.

As the company has been in the exploration and evaluation phase (evaluating new technologies) for the year ended 31 December 2001, the weighted average cost of producing product exceeds the net realisable value of the product. Accordingly inventory is only recognised at net realisable value.

(ii) Land held for resale

Land held for resale is stated at the lower of cost and net realisable value.

(f) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Buildings	50 years
Plant and Equipment	3 – 8 years
Motor Vehicles	5 years

(g) Accounts payable

Trade accounts payable, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days.

(h) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets for the amounts at which they are stated in the financial statements as it is not expected that any such liability will crystallise.

(i) Foreign currency translation

Transactions denominated in a foreign currency are translated at the exchange rate in existence at the date of the transaction. Foreign currency assets and liabilities at balance date are translated at exchange rates existing at balance date. Exchange gains and losses are brought to account in determining the profit or loss for the year.

Gains and losses on speculative foreign currency transactions are brought to account as they arise. Open speculative positions are accounted for using market rates ruling at balance date and brought to account as unrealised gains or losses.

(j) Revenue recognition

Revenue from sales of product is the sales value received and is recognised when the control of goods passes to the customer. Revenue from sales of product in relation to Stuart Stage 1 continue to be offset against exploration and evaluation costs until commercial scale of production is achieved.

Other revenue includes interest income on short-term investments, dividends received from other corporations and, in the case of the company, other distributions received from controlled entities.

Interest revenue on short-term investments is recognised

when receivable. Dividends and distributions received from investments in other corporations are recognised in the statements of financial performance when receivable.

(k) Receivables

Trade debtors are recognised as the amounts receivable from product sales at balance date. The collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off and provision is made for any doubtful accounts.

Other receivables include deferred expenditure and interest receivable in relation to bonds held as investments by the company, and current accounts with associated companies. In the case of the company, receivables also includes amounts receivable from controlled entities.

All receivables are recognised at the amounts receivable as they are due for settlement.

(l) Interest Bearing Liabilities

Convertible notes, which are not considered to be equity instruments, are included in interest bearing liabilities and carried on a cost basis with interest on the notes recognised as borrowing costs on an effective yield basis until the liability is extinguished on conversion or maturity of the notes.

Loans are recognised when issued at the amount of the net proceeds received. Interest on the instruments is recognised as an expense on an effective yield basis.

(m) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- Interest on bank overdrafts and short-term and long-term borrowings;
- Amortisation of discounts or premiums relating to borrowings;
- Finance lease charges; and
- Certain exchange differences arising from foreign currency borrowings.

(n) Cash flows

For the purpose of the statements of cash flows, cash includes cash on hand, deposits held at call with banks net of bank overdrafts, short term securities and cash accounts with associated companies.

At 31 December 2000, short term securities were included in cash for the purposes of the statements of cash flows. These investments satisfy the criteria for cash set out in AASB 1026 'Statement of Cash Flows' being liquid, readily convertible to cash and subject to insignificant risk of changes in value.

(o) Employee entitlements

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the balance date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the balance date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Contributions to employee superannuation plans are charged as an expense as the contributions are paid or become payable.

(p) Restoration, Rehabilitation and Environmental Expenditure

Expenditures relating to ongoing rehabilitation and restoration programs are provided for or charged to costs of production as incurred. Other restoration costs are accrued over the production life of the mine.

Restoration, rehabilitation and environmental obligations recognised include the costs of reclamation, plant and waste site closure and subsequent monitoring of the environment.

Costs are estimated on the basis of current undiscounted costs, current legal requirements and current technology.

Estimates of future costs are reassessed at least annually. Changes in estimates of costs are dealt with prospectively over the remaining mine life.

(q) Earnings per Share

(i) Basic Earnings per Share

Basic earnings per share is determined by dividing the operating loss after income tax by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted Earnings per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and any reduction in earnings per share that can arise from the exercise of options, equity participation shares, restricted class shares and convertible notes outstanding during the financial year.

NOTE 2: REVENUE AND OPERATING LOSS

	Note	Consolidated 2001 $'000	Consolidated 2000 $'000	Parent Entity 2001 $'000	Parent Entity 2000 $'000
Revenue from Operating Activities					
Product sales (before deducting selling costs of $829,000)		4,105	-	-	-
Revenue from Outside Operating Activities					
Interest received or receivable from:					
- other corporations		366	328	365	328
- restricted deposit	17	902	857	902	857
- related bodies corporate	25	127	86	127	86
Dividends received from other corporations		39	33	39	33
Short term securities income		879	1,036	879	1,036
Other investment income		51	246	51	246
Other income		204	230	204	230
Proceeds on sale of property, plant and equipment		22	-	22	-
Proceeds on sale of property held for resale		44	87	44	87
Proceeds on sale of shares		376	476	376	476
		7,115	3,379	3,009	3,379
Crediting as income the following specific items (not exhaustive):					
Profit on sale of property, plant and equipment		9	-	9	-
Profit on sale of property held for resale		43	83	43	83
Profit on sale of shares		128	-	128	-
Charging as an expense the following specific items (not exhaustive):					
Royalty payment	17	450	425	450	425
Write down of investments to lower of cost or market value *		350	276	350	276
Depreciation of property, plant and equipment *					
- buildings		6	7	6	7
- plant and equipment		214	308	214	308
Provision for employee entitlements		146	60	(28)	49
Rental expense on operating leases		315	237	315	237
Exploration and evaluation costs written off		171	1,478	171	1,478
Stuart Stage 1 costs expensed		20,510	6,500	-	-
Provision for loans to controlled entities *		-	-	18,917	6,531
Provision for repurchase of core technology	17	469	443	469	443
Share of net loss in associates	24	6,680	2,228	-	-
Interest paid/payable on convertible notes		1,276	1,276	1,276	1,276
Loss on sale of shares		-	81	-	81
* Total net deductions from carrying value of assets		570	591	19,487	7,122

Cost of goods sold

As the company is in the exploration and evaluation phase for the year ended 31 December 2001, the costs incurred include both a cost of goods sold element and an evaluation element. The costs of goods sold element can not be reliably estimated and, accordingly, cost of goods sold has not been separately disclosed in these accounts.

Refer page 20 for a more detailed analysis of income and expenses.

NOTE 3: INCOME TAX EXPENSE/(BENEFIT)

The amount of income tax attributable to the financial year differs from the amount calculated on the operating loss and is reconciled as follows:

	Note	Consolidated		Parent Entity	
		2001	2000	2001	2000
		$'000	$'000	$'000	$'000
Loss from ordinary activities before income tax		(29,441)	(14,500)	(24,418)	(12,293)
Income tax calculated at 30% (2000: 34%)		(8,832)	(4,930)	(7,325)	(4,180)
Tax effect of permanent differences:					
Provision for repurchase of core technology		141	152	141	152
Other		216	307	216	318
Share of net loss of associates		2,004	758	-	-
Income tax adjusted for permanent differences		(6,471)	(3,713)	(6,968)	(3,710)
Net adjustment to deferred tax asset/liability to reflect the decrease in company tax rate to 30%		-	408	-	408
Income tax benefit not brought to account		6,471	1,427	6,968	1,429
Income tax expense/(benefit)		-	(1,878)	-	(1,873)

The deferred tax asset/liabilities were restated at 30% at 31 December 2000 to recognise the reduction in tax rates effective 1 January 2001.

The amount of tax losses recognised as a reduction in the provision for deferred income tax is $12,827,135 (2000: $12,397,000) of which $9,605,215 (2000: $9,185,000) relate to the company.

The future income tax benefit resulting from tax losses of the company amounting to $8,095,465 (2000: $1,427,000) has not been carried forward as an asset as their realisation is not considered to be virtually certain. The benefit of the tax losses will only be obtained if:

(i) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the loss to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the company in realising the benefits for the deductions from the losses.

NOTE 4: RECEIVABLES

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Current				
Deferred expenditure	**25**	5	**25**	5
Interest receivable	**42**	13	**42**	13
Due from an associated company [(iv)]	**259**	1,455	**259**	1,455
Due from an associated company through interest in joint venture	**25**	14	**25**	14
Due from controlled entities [(i)]	**-**	-	**1,197**	1,197
Less provision for loans to controlled entities [(i)]	**-**	-	**(31)**	(31)
Other	**793**	676	**196**	335
	1,144	2,163	**1,713**	2,988
Non-current				
Deferred expenditure	**-**	24	**-**	24
Mining lease guarantees [(ii)]	**2,644**	881	**-**	-
Loan to a controlled entity [(i)]	**-**	-	**82,807**	61,000
Less provision for loan to controlled entity [(i)]	**-**	-	**(25,417)**	(6,500)
Other [(iii)]	**485**	483	**485**	483
	3,129	1,388	**57,875**	55,007

[(i)] Loans to controlled entities

The terms and conditions of loans advanced to controlled entities are detailed in Note 25.

[(ii)] Mining lease guarantees

These are held as term deposits. The weighted average interest rate is 4.3% (2000: 6.1%).

[(iii)] Non current - other

This includes security deposits amounting to $389,815 (2000: $388,500). These are held as term deposits at a weighted average interest rate of 4.3% (2000: 6.1%).

[(iv)] Due from associated company

This cash account with the associated company earns interest at a rate equal to the rate of return on the investments held by the company. This is at a weighted average interest rate of 8.7% (2000: 7%).

NOTE 5: INVESTMENTS

	Consolidated		Parent Entity	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Current				
Listed securities:				
Shares in other corporations	1,066	1,081	1,066	1,081
Unlisted securities:				
Short term securities (ii)	4,000	24,987	4,000	24,987
	5,066	26,068	5,066	26,068
Non-current				
Government and semi-government bonds (unlisted)	250	250	250	250
Associated resource exploration companies (refer Note 24)	20,937	24,111	12,278	12,278
	21,187	24,361	12,528	12,528
Total investments	26,253	50,429	17,594	38,596

(i) Diminution in value

Investments included as current assets have been included at the lower of cost and net realisable value. In the event of requiring a provision for diminution in value of non-current assets, provision would be made based on the Directors' assessment of their estimated realisable values in an open market. At 31 December 2001, no such provision was considered necessary (2000:nil).

(ii) Short term securities

These consist of bank accepted bills and floating rate notes.

(a) Bank accepted bills

There are no bills held at year end. In 2000, the bills had a face value of $19,000,000, matured at various dates over 2 months from balance date and were at a weighted average interest rate of 6.3%.

(b) Floating rate notes

The notes have a face value of $4,000,000 (2000: $6,000,000) and reprice at various dates over 3 months (2000: 3 months) from balance date. The weighted average interest rate is 4.8% (2000: 6.7%).

(iii) Net fair values

The aggregate net fair values of traded securities which are listed and other securities which are readily traded on organised financial markets are:

	Consolidated	
	2001 $'000	2000 $'000
Current		
Listed securities	1,450	1,496
Unlisted securities	4,000	24,987
	5,450	26,483
Non-current		
Unlisted securities	321	330
Listed securities (refer Note 5(iv)(b))	63,942	165,385
	64,263	165,715

NOTE 5: INVESTMENTS Cont.

(iv) Non-current investments include:

(a) Controlled Entities

	Place of Incorporation	Ordinary Capital Owned %	
		2001	2000
Southern Pacific Petroleum (Stuart) Pty. Ltd. (i)	Queensland	100%	100%
Alcove Investments Pty. Ltd. (ii)	Queensland	100%	100%
Southern Pacific Petroleum (Nagoorin South) Pty Ltd. (ii)	Queensland	100%	100%
Southern Pacific Petroleum (Management) Pty Ltd (ii) (iii)	Queensland	100%	-
Southern Pacific Petroleum (Aussun) Pty Ltd (i) (iv)	Queensland	100%	-

(i) Controlled entity audited by PricewaterhouseCoopers

(ii) Controlled entity not audited by PricewaterhouseCoopers as statutory financial reports are not required to be prepared

(iii) This company is the operator of the Stuart Stage 1 Joint Venture. On 6 April 2001, Southern Pacific Petroleum (Stuart) Pty Ltd acquired 100% of the issued capital of this company for a total consideration of $1 (cash).

(iv) This company owns a proportion of certain assets within the Stuart Stage 1 Joint Venture. On 6 April 2001, Southern Pacific Petroleum (Stuart) Pty Ltd acquired 100% of the issued capital of this company for total consideration of $1,015,000 (cash). The fair value of net assets acquired are Land ($75,000) and Exploration and Evaluation asset ($940,000). There was no goodwill acquired as a result of this transaction.

(b) Associated resource exploration companies

		Market Value		Parent Entity Cost	
		2001	2000	2001	2000
	No. of Shares	$'000	$'000	$'000	$'000
Company listed on the stock exchange					
Central Pacific Minerals N.L.,					
- Fully paid shares	44,086,520	63,925	165,324	12,246	12,246
- Shares paid to 25 cents (25 cents uncalled)	17,000	17	61	2	2
		63,942	165,385	12,248	12,248
The company owns 34.47% (2000: 30.52%) of the issued capital of Central Pacific Minerals N.L.					
Companies not listed on the stock exchange					
Shares in associated companies at cost				30	30
				12,278	12,278

NOTE 6: OTHER ASSETS

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Current				
Prepayments	268	-	-	-
Restricted deposit (refer Note 17)	10,722	-	10,722	-
	10,990	-	10,722	-
Non-current				
Restricted deposit (refer Note 17)	-	10,270	-	10,270

NOTE 7: INVENTORIES

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Current				
Finished product inventories at net realisable value (ii)	**3,408**	-	-	-
Non-current				
Property held for development and resale:				
Land (i)	**162**	163	**162**	163

(i) This property originally cost $794,678 but was revalued down to $200,000 in 1986 (using an independent valuation based on the market value of the property at that time). The revalued amount of $200,000 has subsequently been reduced by sales of $37,500 (2000: $36,500).

(ii) Product inventory has been valued at net realisable value, including government excise benefits for product which is expected to be sold to Australian oil refineries. At balance date, product sales with Australian oil refineries have not yet been finalised. If no excise or other benefits are realised, the net realisable value of product inventory will be lower by $2.1 million.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Non-current				
Land at cost	**802**	615	**148**	148
Buildings at cost	**186**	186	**186**	186
Less Provision for depreciation	**133**	127	**133**	127
	53	59	**53**	59
Plant and equipment at cost	**1,592**	1,547	**1,592**	1,547
Less Provision for depreciation	**1,216**	1,091	**1,216**	1,091
	376	456	**376**	456
	1,231	1,130	**577**	663

The independent valuations of land and buildings on hand at 31 December 2001 was $472,500. Valuations of land and buildings were based on their estimated realisable value in an open market. Valuations were carried out at 31 December 2001 by executives of the company HTW Valuers (Central Qld) Pty. Ltd., independent registered valuers. Valuations have not been incorporated into the carrying values of the assets except where indicated. Valuations were not performed on land held by the joint venture, which has a carrying value of $375,000.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out on the next page:

NOTE 8: PROPERTY PLANT AND EQUIPMENT Cont.

	Land	Buildings	Plant & Equip.	Total
	$'000	$'000	$'000	$'000
Consolidated				
Carrying amount at 1 January 2001	615	59	456	1,130
Additions	112	-	147	259
Disposals	-	-	(13)	(13)
Additions through acquisition of entity	75	-	-	75
Depreciation expense	-	(6)	(214)	(220)
Carrying amount at 31 December 2001	802	53	376	1,231
Parent Entity				
Carrying amount at 1 January 2001	148	59	456	663
Additions	-	-	147	147
Disposals	-	-	(13)	(13)
Depreciation expense	-	(6)	(214)	(220)
Carrying amount at 31 December 2001	148	53	376	577

NOTE 9: EXPLORATION AND EVALUATION COSTS

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Oil Shale				
Stuart Stage 1	**55,440**	55,498	**-**	-
Stuart post Stage 1	**6,155**	4,551	**6,155**	4,551
Other	**26,541**	26,338	**26,541**	26,338
Total oil shale	**88,136**	86,387	**32,696**	30,889

In accordance with the terms of the Rundle Oil Shale Joint Venture Agreement between Esso Australia Resources Pty Ltd ("Esso") and Southern Pacific Petroleum N.L./Central Pacific Minerals N.L., Esso agreed, commencing 1 March 1985, to fund all work program costs until construction of the first stage of a commercial development commences, up to a maximum period of 10 years. Due to a deferment of work program expenditure, this period has now been extended, by agreement, until the work program expenditure has been completed. Esso will be entitled to additional production from the first stage to cover Esso's disproportionate funding. As at 31 December 2001, Southern Pacific Petroleum N.L.'s share of the disproportionate funding was $56,828,128 (2000: $49,666,572).

NOTE 10: INTEREST IN JOINT VENTURES

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	%	%	%	%
Interests in joint ventures include:				
Stuart Stage 1 (i)	**50**	25	**-**	-
Stuart Post Stage 1 (ii)	**50**	25	**50**	25

(i) The principal activity of this joint venture is to conduct exploration and prospecting by developing a small oil shale extraction and processing facility using ATP technology to demonstrate the technology for a larger scale mining and processing operation.

(ii) The principal activity of this joint venture is the development of subsequent stages of the Stuart deposit.

NOTE 10: INTEREST IN JOINT VENTURES Cont.

The consolidated entity's share of net assets employed in these joint ventures is included in the statement of financial position under the classifications shown below

	Consolidated		Parent Entity	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Current Assets				
Cash assets	760	974	59	80
Receivables	627	396	30	55
Inventories	3,408	-	-	-
Other	268	-	-	-
	5,063	1,370	89	135
Non-current Assets				
Exploration and evaluation costs - Stuart Stage 1	55,440	55,498	-	-
Exploration and evaluation costs - Stuart post Stage 1	6,155	4,551	6,155	4,551
Property, plant and equipment	375	187	-	-
	61,970	60,236	6,155	4,551
Total Assets	67,033	61,606	6,244	4,686
Total Liabilities	4,071	2,308	760	75
Net Assets	62,962	59,298	5,484	4,611

The net contribution of joint venture activities to the consolidated operating loss before income tax is summarised as follows:

	Consolidated		Parent Entity	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Revenue from sale of joint venture product	4,105	-	-	-
Less selling costs	(829)	-	-	-
	3,276	-	-	-
Less share of joint venture expenses	(20,510)	(6,500)	-	-
Share of joint venture result	(17,234)	(6,500)	-	-

For details of joint venture tenement commitments and exploration and evaluation commitments, refer to Note 16.
For details of joint venture contingent liabilities, refer to Note 18.

Commercialisation and development funding

Continued commercialisation of the group's technology through stage 1 and stage 2 of the Stuart project to economic sustainability is dependent on the group securing sufficient funding for future developments from equity, debt or other sources of funding and the sale of product and successful scale-up of the technology.

The group's current plan is to continue operating and optimising the stage 1 demonstration plant, progressing engineering design and feasibility work for the stage 2 commercial plant, seeking joint venture partners and progressing financing plans.

Ultimately the realisation of the carrying value of the group's non-current assets disclosed in these financial statements, including deferred exploration and evaluation in note 9, is dependent on the successful development and commercial exploitation of the group's oil shale deposits and securing substantial financing for such developments.

In the short term, given the scale and current throughput levels of the stage 1 demonstration plant, the plant's ability to continue operating and to generate a positive cash flow is heavily dependent on sales including receipt of excise benefits. The group's current plan is to sell its naphtha product to Australian oil refineries from which it receives excise benefits which is available under legislation until 2005.

NOTE 11: ACCOUNTS PAYABLE AND INTEREST BEARING LIABILITIES

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Current				
Payables				
Unsecured trade creditors	5,022	3,103	1,970	919
Interest payable on unsecured convertible notes	108	108	108	108
Due to an associated company through interest in joint venture	25	14	25	14
	5,155	3,225	2,103	1,041
Non Current				
Interest Bearing Liabilities				
Unsecured convertible notes	15,015	15,015	15,015	15,015
Other	-	6	-	6
	15,015	15,021	15,015	15,021

Trade creditors are generally settled within 30 days. Trade creditors includes amounts of $A219,225 (2000: A$250,000) which is payable in US dollars and A$49,991 (2000: nil) which is payable in Canadian dollars. These amounts are not effectively hedged.

(i) Unsecured convertible notes

During 1999, the company issued 4,550,000 unsecured convertible notes at an issue price of $3.30 per note. The notes are convertible into Southern Pacific Petroleum N.L. ordinary shares at any time on the basis of one note for one ordinary share. The notes may be redeemed by the company at the issue price at any time after the ordinary shares in SPP have achieved a weighted average price greater than $4.15 for each of 10 consecutive trading days on the Australian Stock Exchange.

In addition, the company may redeem the Notes at the earlier of Financial Close of Stuart Stage 2 or two years from the date of issue. Consideration for early redemption will be the issue price of each Note and the issue of an unlisted option for one ordinary share for each Note redeemed. The exercise price and maturity date for each option will be the same as that for each Note. Each option may be exercised upon the underlying ordinary shares attaining the same price conditions above.

The convertible notes mature on 1 December 2004 and bear interest at 8.5% per annum.

(ii) Net fair values

The Directors consider the carrying amounts of payables and interest bearing liabilities approximate their fair values.

(iii) Financing arrangements

During the financial year, the company arranged, in conjunction with associated companies Central Pacific Minerals N.L. and SPP (USA) Inc, an unsecured guarantee facility with a director and shareholder of the company. The total amount of the facility is US$7.5 million. Under the agreement, loan or other facilities will be provided to the company, and associated companies Central Pacific Minerals N.L. and SPP (USA) Inc, from Wells Fargo Bank, in an amount of up to US$7.5 million for up to 3 years. This facility was undrawn and available for use at 31 December 2001.

NOTE 12: PROVISIONS

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Current				
Employee entitlements	**676**	541	**454**	493
Repurchase of core technology (refer Note 17)	**10,946**	-	**10,946**	-
	11,622	541	**11,400**	493
Non-current				
Employee entitlements	**30**	19	**30**	19
Restoration	**38**	-	**-**	-
Repurchase of core technology (refer Note 17)	**-**	10,477	**-**	10,477
	68	10,496	**30**	10,496

(i) Employee entitlements

Aggregate employee entitlements include entitlements measured at present values of future amounts expected to be paid based on a 5% (2000: 5%) per annum projected increase in wage and salary rates.

(ii) Employee numbers

The consolidated entity had 129 employees at 31 December, 2001.

NOTE 13: CONTRIBUTED EQUITY

	2001	2000	**2001**	2000
	Shares	Shares	**$'000**	$'000
(a) Paid up capital				
Ordinary shares - fully paid	**321,010,810**	318,146,412	**221,821**	218,347
Ordinary shares - paid to 10 cents ("partly paid")	**2,595,247**	2,595,647	**259**	259
Equity participation shares ("EPS") paid to 1 cent	**27,976,151**	24,773,429	**280**	248
Restricted class shares paid to 3.07 cents	**-**	57,000,000	**-**	1,750
Total - Parent entity	**351,582,208**	402,515,488	**222,360**	220,604
Elimination of cross-shareholding			**(1,295)**	(1,002)
Total - consolidated entity			**221,065**	219,602

Rights attaching to shares

Ordinary shares (both fully and partly paid) entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held.

The voting rights attaching to ordinary shares (both fully and partly paid) are one vote for each share held. All other shares have the rights attaching to ordinary shares except as follows:

Equity Participation shares

Equity participation shares have all the rights attaching to ordinary shares except that they are subject to the following conditions:

- The shares have no voting rights except in respect of resolutions changing or having the effect of changing the members of the board of directors of the company where the directors believe that there has been a change in control of the company;
- The shares have no dividend rights;
- The shares have no right to receive a distribution in excess of the amount paid up on the share at the time of winding up the company.

NOTE 13: CONTRIBUTED EQUITY Cont.

(b) Movements in issued and fully paid up ordinary share capital of the company during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/01	Opening balance		318,146,412		218,347
	Conversion from partly paid during 2001	(f)	400		-
	Conversion from EPS during 2001	(g)	314,000		104
	Private placement	(j)	2,500,000	1.33	3,331
	Issued in lieu of services provided	(k)	49,998	0.77	39
31/12/01			321,010,810		221,821

(c) Movements in issued ordinary share capital of the company paid to 10 cents during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/01	Opening balance		2,595,647		259
	Conversion to fully paid during 2001	(f)	(400)		-
31/12/01			2,595,247		259

(d) Movements in issued equity participation share capital of the company paid to 1 cent during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/01	Opening balance		24,773,429		248
6/2/01	EPS issued paid to 1 cent	(h)	279,820	2.33	3
21/5/01	EPS issued paid to 1 cent	(h)	2,215,901	1.06	22
19/9/01	EPS issued paid to 1 cent	(h)	933,334	0.53	9
23/10/01	EPS issued paid to 1 cent	(h)	7,667	0.65	-
20/11/01	EPS issued paid to 1 cent	(h)	80,000	0.67	1
	Conversion to fully paid during 2001	(g)	(314,000)		(3)
31/12/01			27,976,151		280

(e) Movements in issued restricted class share capital of the company paid to 3.07 cents during the financial year were as follows:

Date	Details	Note	Number of Shares	Issue Price $	$'000
1/1/01	Opening Balance		57,000,000		1,750
	Shares cancelled during year	(i)	(57,000,000)		(1,750)
31/12/01			-		-

(f) Holders of ordinary shares paid to 10 cents are entitled to pay uncalled capital of 40 cents per share in advance of requests by the company. Under the company's Constitution, Directors may accept the payment of calls in advance. On receipt of the uncalled capital in advance, shares are converted to fully paid ordinary shares. Proceeds from the conversion of partly paid shares are applied to the working capital of the company.

(g) On the completion of three years service with the company from the date of issue, the holder of equity participation shares paid to 1 cent may apply to the Directors to pay unpaid capital and have the shares converted from equity participation shares to fully paid ordinary shares. While equity participation shares are not used for fund raising purposes, any proceeds received on conversion of these shares are used to meet general funding requirements of the company.

NOTE 13: CONTRIBUTED EQUITY Cont.

(h) The company periodically issues equity participation shares to its employees, consultants and Directors in accordance with the company's Constitution. Shares are issued at the last sale price on the day immediately preceding the issue and are paid to 1 cent. There are various conditions attached to the shares including completion of three years service from the date of issue. While equity participation shares are not used for fund raising purposes, any proceeds received on issue of these shares are used to meet general funding requirements of the company.

(i) At an extraordinary general meeting of the company held on 10 August 2001, shareholders resolved to cancel the 57,000,000 restricted class shares held in the company by Suncor Energy (Cyprus) Limited. The gain on cancellation of these shares, being the $1.75 million previously paid up in respect of these shares, has been transferred to accumulated losses.

(j) On 6 April 2001, in conjunction with the acquisition of Suncor's interest in the Stuart Energy Project, the company issued 2,500,000 fully paid ordinary shares at an issue price of $1.332 per share. The proceeds from the issue were used to enable the group to meet ongoing operating and capital costs of the Stuart Energy Project. No fees were paid on the transaction.

(k) On 1 November 2001, the company issued 49,998 fully paid ordinary shares at an issue price of $0.77 per share. The shares were issued in accordance with an agreement for services provided to the company.

(l) On 20 April 2001, the company issued 12,500,000 options to Sunoco Inc. These options were issued for a consideration of $500 (this has been rounded down to nil for the purposes of disclosure in these accounts), are exercisable at a price of $1.25 and have a term of 5 years (expiry date 20 April 2006). Each option entitles the option holder to subscribe for one fully paid ordinary share in the capital of the company. The intended use of the funds raised is to enable the consolidated entity to meet ongoing operating and capital costs of the Stuart Energy Project.

Options may be exercised prior to 20 April 2006, but only as follows:

- no more than 20% in aggregate by 20 April 2002
- no more than 40% in aggregate by 20 April 2003
- no more than 60% in aggregate by 20 April 2004
- no more than 80% in aggregate by 20 April 2005
- no more than 100% in aggregate by 20 April 2006

(m) At an extraordinary general meeting of the company held on 21 December 2001, shareholders resolved to offer to issue options to Mr John Val Browning, a director of the company, in consideration for the provision of a US$7.5 million unsecured guarantee facility to the company, in conjunction with CPM and SPP (USA) Inc.

The maximum aggregate number of shares which may be purchased upon exercise of each Option is as follows:

Option	Initial Number of SPP Shares [1] (Millions)	Initial Number of CPM Shares Shares [1] (Millions)	Exercise Price as % of Market Price
Option A	0.1500	0.0560	145%[2, 4]
Option B	2.4000	0.9000	145%[2, 4]
Option C	3.0000	1.1278	130%[3, 4]
Option D	4.5000	1.6917	105%[3]
Total	**10.0500**	**3.7755**	

[1] Assumes US$/A$ exchange rate of US$0.50/A$1.00 and Guarantee Facility not cancelled in whole or in part.

[2] Option A and B pricing is based on the average share price over the 20 business days prior to 21 September 2001, which is A$0.60 for SPP and A$1.62 for CPM.

[3] Determined at the Calculation Date for that Option, based on the average of the market price over the 20 business days immediately prior to that date.

[4] *Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility*, the exercise price is 105% of the average share price determined as at the Calculation Date for that Option, based on the average of the market price over the 20 business days immediately prior to that date.

Option A may only be exercised for 3 years from its Calculation Date.

NOTE 13: CONTRIBUTED EQUITY Cont.

In the case of Options B, C and D, the aggregate number of shares that may be obtained on exercise of those Options increases incrementally on a monthly basis over the 12 months from the Calculation Date relevant to those Options up to the maximum aggregate number.

Each incremental number of shares is available for exercise only for a 3 year period from the time of the increase, with the last of those 3 year periods ending 47 months after the Calculation Date for the relevant Option.

For Option A the maximum aggregate number of shares, and for all other Options the incremental number of shares, that is available will decrease proportionately to the extent that the Guarantee Facility is cancelled in whole or in part at any time until twelve months following the Calculation Date for that Option.

In the case of Options B, C and D, the incremental number also varies (up or down) in order to take into account changes in the US$/A$ exchange rate as at the Calculation Date for the relevant Option.

The Calculation Date for Options A and B is the date that Mr Browning first arranges, under the Guarantee Facility, that a loan or other facility be made available to SPP, CPM or SPP (USA) Inc, for Option C is the first anniversary of that date and for Option D is the second anniversary of that date.

Each Option:

- has a deferred issue consideration of 1 cent for each share that may be purchased by exercise of that Option, with payment due in twelve equal monthly installments, commencing 10 business days after the option's calculation date, provided that no monthly installments for any option becomes payable after the guarantee facility is cancelled in full;
- will not be listed;
- will not be transferable;
- confers the right to acquire a specified number of fully paid ordinary shares;
- may be exercised in whole or in part;
- in addition to the option issue consideration described above, has an exercise price per share that is A$0.87 in the case of Options A and B and, in the case of Options C and D, is calculated as a fixed percentage of the average market price for shares over the 20 business days immediately prior to the Calculation Date relevant to the Option. Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the exercise price is 105% of the average market price determined as at the Calculation Date for that Option;
- is not exercisable unless SPP, CPM or SPP (USA) Inc request, no later than 31 March 2002, that financial accommodation be made available under the Guarantee Facility;
- is not exercisable whilst there is a request by SPP, CPM or SPP (USA) Inc to arrange, under the Guarantee Facility, a loan or other facility which has not been fulfilled;
- is not exercisable unless Mr Browning has been a director, employee or consultant of either SPP or CPM at all times between the issue of the relevant Option and the date of exercise of that Option; and
- will not permit the holder to participate in new issues of securities by the Company without exercising the relevant Option to the full extent permitted at that time and then only to the extent that the Option has been exercised.

NOTE 14: RESERVES AND ACCUMULATED LOSSES

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
(a) Reserves				
Capital reserve	**-**	36,961	**-**	36,961
Share of reserves of associate	**24,473**	29,923	**-**	-
	24,473	66,884	**-**	36,961
Movements for year				
Capital Reserve				
Balance 1 January 2001	**36,961**	36,961	**36,961**	36,961
Transfer to accumulated losses	**(36,961)**	-	**(36,961)**	-
Balance 31 December 2001	**-**	36,961	**-**	36,961
Share of Reserves of Associate				
Balance 1 January 2001	**29,923**	27,992	**-**	-
Share of increase in share capital of associate (due to new share issues)	**2,003**	2,601	**-**	-
Adjustment for share of transfers from reserves and equity to accumulated losses	**(9,249)**	-	**-**	-
Adjustment to share of reserves due to increase/(dilution) of ownership in associate	**1,796**	(670)	**-**	-
Balance 31 December 2001	**24,473**	29,923	**-**	-
(b) Accumulated Losses				
Accumulated losses 1 January 2001	**159,390**	146,768	**142,489**	132,069
Net loss for the year	**29,441**	12,622	**24,418**	10,420
Adjustment for share of associates transfers from reserves and equity to accumulated losses	**(9,249)**	-	**-**	-
Transfer from capital profits reserve	**(36,961)**	-	**(36,961)**	-
Transfer from share capital on cancellation of restricted class shares	**(1,750)**	-	**(1,750)**	-
Balance 31 December 2001	**140,871**	159,390	**128,196**	142,489

NOTE 15: LEASE COMMITMENTS

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Aggregate future payments under non-cancellable operating leases for office equipment, motor vehicles and premises at 31 December 2001 which have not been provided for in the accounts are as follows:				
Payable within one year	615	326	615	326
Payable later than one year but no later than five years	1,967	1,004	1,967	1,004
Payable later than five years	401	451	401	451
	2,983	1,781	2,983	1,781
As at 31 December 2001, under an arrangement with Central Pacific Minerals N.L., Southern Pacific Petroleum N.L. will be reimbursed for half the lease payments it makes, and similarly Southern Pacific Petroleum N.L. will reimburse Central Pacific Minerals N.L. for half the lease payments made by Central Pacific Minerals N.L. Based on this arrangement, at 31 December 2001, the net future payments under non-cancellable operating leases after reimbursement are:				
Payable within one year	492	273	492	273
Payable later than one year but no later than five years	1,763	931	1,763	931
Payable later than five years	401	450	401	450
	2,656	1,654	2,656	1,654

NOTE 16: EXPENDITURE COMMITMENTS

Exploration tenement leases

In order to maintain current rights of tenure to exploration tenements, the company is required by the Queensland Department of Natural Resources and Mines and the New South Wales Department of Mineral Resources to pay lease rentals and to meet minimum expenditure commitments. These obligations are not provided for in the financial statements.

During 2001, the majority of oil shale tenements were subject to Mineral Development Licence applications being held by the relevant authorities. On the granting of these licences, expenditure commitments are expected to be maintained, however the amounts have not yet been determined.

Expenditure commitments in respect of tenements (including those subject to renewal) are as follows:

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Payable within one year	294	291	294	291
Payable later than one year but not later than five years	1,086	804	1,086	804
	1,380	1,095	1,380	1,095

Joint venture expenditure commitments

The consolidated entity's share of joint venture exploration and evaluation expenditure contracted for at balance date but not recognised in the financial statements:				
Payable within one year	136	78	20	-
Payable later than one year but not later than five years	342	80	-	-
	478	158	20	-

NOTE 17: R&D SYNDICATE

On 30 June 1995, the company and its associated company, Central Pacific Minerals N.L., entered into a Research and Development Syndicate agreement whereby it undertook to conduct research and development on behalf of third parties. Key features were:

(a) The Syndicate obtained a non-exclusive licence of certain core technology from Southern Pacific Petroleum N.L. for $7.1 million.

(b) Monies paid by the Syndicate to obtain the licence to the core technology were not recognised as income in the financial statements for 1995 because of the possible requirement for SPP/CPM to utilise these monies to repurchase the licence from the Syndicate pursuant to the exercise of an option, or to meet the obligations of the investors in the Syndicate. A provision has been made in the financial statements totalling $10.946 million for this possible repurchase (refer Note 12). At 31 December 2001, these monies, together with accrued interest, were held on deposit in a separate bank account. Restrictions exist upon withdrawals from the account, which can only be used to fund R&D expenditure and to fulfil the obligations of the Syndicate investors to the financier (refer Note 6).

(c) In 1995 SPP/CPM agreed to conduct a specified research and development project over a two year period, on behalf of the Syndicate, in order to derive commercially exploitable technology from the core technology. This research was concluded on 31 December 1997. SPP/CPM agreed that all new technology which may arise from the Syndicate's project will be owned by the Syndicate but made available to SPP/CPM as set out above. Southern Pacific Petroleum N.L.'s share of the contract sum for the research and development project was $3.0 million, all of which has been advanced by the Syndicate. The research and development results arising out of the R&D conducted by SPP/CPM on behalf of the Syndicate are to be made available to SPP/CPM pursuant to a perpetual non-terminable and exclusive licence for use in respect of certain aspects of the Stuart Project.

A summary of the transactions up to 31 December 2001 and their location in the accounts, is as follows:

R&D Syndicate Transactions	Restricted Deposit $'000	Provision for Repurchase of Core Technology $'000	Effect on Statements of Financial Performance $'000	Refer
Balance brought forward from 31 December 2000	10,270	(10,477)		
Interest on restricted deposit	902		902	Note 2
Provision for repurchase of core technology		(469)	(469)	Note 2
Royalty Payment	(450)		(450)	Note 2
Statement of Financial Position Amount	10,722	(10,946)	(17)	
Refer	Note 6	Note 12		

The syndicate is anticipated to be completed in June 2002. Accordingly, the amounts recorded on the statement of financial position have been reclassified from non current to current.

NOTE 18: CONTINGENT LIABILITIES

(a) During the period from 1 January 1978 to 31 December 1981, certain Directors' and consultants' rates of compensation were reduced by between 50% to 100% on the basis that only when funding for a commercial project at Rundle was achieved would full compensation be paid. The commitment for full compensation which is still contingent on such funding being arranged is $600,000 (2000: $600,000).

(b) No liability exists in respect of termination benefits (except for leave entitlements provided for in the accounts) under service agreements with Directors or persons who take part in the management of the company.

(c) The consolidated entity has bank guarantees (refer Note 4(ii)) in place which act as security deposit for the Mining Lease (ML80003) in relation to Stuart Stage 1. The security deposit may be used to rectify damage that may be caused by activities under the lease to land or improvements situated on or off the land covered by the lease.

NOTE 19: SEGMENTAL REPORTING

The company operates in one industry segment, being the mining industry. Activities include the exploration and evaluation of oil shale and other mineral deposits. The company's activities are conducted predominantly in one geographical segment in Australia.

NOTE 20: AUDITORS' REMUNERATION

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Remuneration for audit or review of the financial reports of the Parent entity or any entity in the consolidated entity:				
Auditors of Parent entity	60,086	56,529	46,755	45,309
Remuneration for other services provided by auditors of the Parent entity:				
Taxation services	22,095	111,032	21,773	69,045
Fundraising/Restructuring advice	53,382	76,858	53,382	76,858
Suncor Acquisition advice	33,748	-	33,748	-
Recruitment and contract services	24,303	72,404	-	12,142
Other consulting and advisory (incl. valuations)	14,246	30,909	13,968	24,723
	147,774	291,203	122,871	182,768

NOTE 21: DIRECTORS' AND EXECUTIVES' REMUNERATION

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
(i) Directors' remuneration				
Income received or due and receivable by Directors and alternate Directors from the company or related entities in connection with the management of affairs of the Parent entity or its controlled entities.	738,913	697,500	738,913	697,500

	Number of Directors	
	2001	2000
The number of Directors and alternate Directors of the company are shown below in their relevant income bands of $10,000.		
Income between:		
$0 - $9,999	4	3
$10,000 - $19,999	3	1
$20,000 - $29,999	1	1
$40,000 - $49,999	1	-
$50,000 - $59,999	-	1
$90,000 - $99,999	1	-
$100,000 - $109,999	2	3
$110,000 - $119,999	-	1
$120,000 - $129,999	1	-
$180,000 - $189,999	1	1

NOTE 21: DIRECTORS' AND EXECUTIVES' REMUNERATION Cont.

During the financial year certain Directors' remuneration has been deferred on the basis that, when the Stuart Stage 1 Plant achieves 3 consecutive months of break even operation, or the company succeeds in raising appropriate levels of funding, they will be paid 1.5 times such deferred income. At 31 December 2001, the commitment for this remuneration, which is contingent on one of these targets being achieved, is $351,157 (2000: nil)

Equity participation shares issued to Directors during the year are detailed in Note 25. No value has been included in Directors remuneration in respect of these shares.

	Executive Officers of Entities in the Consolidated Entity		Executive Officers of the Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Income received by Australian based executive officers whose income is $100,000 or more including amounts relating to executive Directors that are also included in the Directors' remuneration	741,411	597,500	741,411	597,500

	Numbers of Executive Officers of Entities in Consolidated Entity		Numbers of Executive Officers of the Parent Entity	
	2001	2000	2001	2000
The number of Australian based executive officers and executive Directors whose income is $100,000 or more are shown below in their relevant income bands of $10,000:				
Income between :				
$100,000 - $109,999	3	3	3	3
$110,000 - $119,999	1	1	1	1
$140,000 - $149,999	1	-	1	-
$180,000 - $189,999	1	1	1	1

There were a total of 341,334 equity participation shares issued to two of these executives during the year (2000: nil). No value has been included in executive officer's remuneration in respect of these shares.

NOTE 22: SUPERANNUATION

The consolidated entity participates in the operation of the Tyndall Optimum Master Plan (corporate employees) and Colonial Select Superannuation Plan (site employees). The funds are master funds and their principal benefits are pensions or lump sum payments for members or beneficiaries on resignation, retirement or death. The benefits are provided on the basis of an accumulation of employer contributions and earnings on those contributions. Consequently, there is no requirement for an actuarial assessment in respect of benefits for employees in the funds.

The consolidated entity contributes a percentage of wages and salaries to the funds on behalf of employees, and this is a legally enforceable obligation on the consolidated entity.

NOTE 23: CASH FLOW INFORMATION

	Note	Consolidated		Parent Entity	
		2001	2000	2001	2000
		$'000	$'000	$'000	$'000
Reconciliation of cash					
Cash at end of financial year as shown in the statements of cash flows are reconciled to the related items in the statement of financial position as follows:					
Cash at bank		865	1,088	164	190
Deposits at call		1,209	3,361	1,209	3,361
Cash assets - per statement of financial position		2,074	4,449	1,373	3,551
Cash account with associated company	4	259	1,455	259	1,455
Short term securities	5	4,000	24,987	4,000	24,987
		6,333	30,891	5,632	29,993
Reconciliation of net cash flows from operating activities to operating profit/(loss) after tax					
Operating profit/(loss) after tax (from all activities)		(29,441)	(12,622)	(24,418)	(10,420)
Provision for repurchase of core technology expense		469	443	469	443
Depreciation of property, plant and equipment		220	315	220	315
Net loss/(gain) on disposal of property, plant and equipment		(9)	-	(9)	-
Royalty payment on research and development		450	425	450	425
Interest income on restricted deposit		(902)	(857)	(902)	(857)
Interest income and other investing activities		(1,104)	(1,278)	(1,104)	(1,278)
Net exploration and evaluation costs written off/(capitalised)		(809)	(532)	(1,807)	247
Provision for loans to controlled entities		-	-	18,917	6,531
Increase/(decrease) in net deferred taxes payable		-	(1,878)	-	(1,873)
Share of losses in associate		6,680	2,228	-	-
Interest paid on convertible notes		1,276	1,273	1,276	1,273
Changes in assets and liabilities					
(Increase)/decrease in debtors and prepayments		(398)	(1)	126	(11)
Decrease/ (increase) in inventories		(3,407)	4	1	4
Increase/(decrease) in trade and other creditors and provision for employee entitlements		2,099	989	1,028	(135)
Increase in interest payable		-	2	-	2
Increase in tenement security deposits		(1,764)	-	(1)	-
Net cash flows from operating activities		(26,640)	(11,489)	(5,754)	(5,334)

Interest Rates

(i) Cash at bank

The weighted average interest rate for cash at bank is 3.2% (2000: 5.2%).

(ii) Deposits at call

Deposits at call are held in 11am accounts and cash management accounts. The weighted average interest rate is 4.1% (2000: 6.1%).

Non Cash Financing and Investing Activities

The consolidated entity did not have any non cash financing and investing activities during the year (2000: nil).

NOTE 24: INVESTMENTS IN ASSOCIATES

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. The Parent entity carrying amounts are at cost. Information relating to the associates is set out below.

Name of Company	Principal Activity	Ownership Interest		Consolidated Carrying Amount		Parent Entity Carrying Amount	
		2001 %	2000 %	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Traded on organised markets:							
Central Pacific Minerals N.L.	Oil shale exploration and development	34.47[(i)]	30.52[(i)]	20,907	24,081	12,248	12,248
Other (non-traded):							
SPP (USA) Inc.	Resource company	50.00	50.00	-	-	-	-
Southern and Central Research & Development N.L.	Research and development	50.00	50.00	-	-	-	-
Southern Pacific Petroleum (Development) Pty Ltd	Joint venture development	50.00	50.00	-	-	-	-
Beloba Pty Ltd	Resource company	50.00	50.00	-	-	-	-
Southern Pacific Petroleum (Europe) S.A.	Advisory company	50.00	50.00	30	30	30	30
Stuart Energy (Nominees) Pty Ltd	Nominee company	50.00	25.00	-	-	-	-
				20,937	24,111	12,278	12,278

In addition, Central Pacific Minerals N.L. has a 30.68% (2000: 26.80%) interest in Southern Pacific Petroleum N.L (should the scheme of arrangement referred to in Note 28 be implemented, this shareholding will be cancelled).

(i) The percentage ownership includes the cross-shareholding which is eliminated for the purposes of equity accounting.

NOTE 24: INVESTMENTS IN ASSOCIATES Cont.

	Consolidated	
	2001	2000
	$'000	$'000
Movements in Carrying Amounts of Investments in Associates		
Carrying amount at the beginning of the financial year	24,111	24,339
Share of operating loss after income tax	(5,491)	(2,604)
Adjustment to share of accumulated losses due to (increase)/dilution in ownership	(1,189)	376
Share of increase in share capital of associate	2,003	2,601
Adjustment to share capital for (increase)/dilution in indirect share of own equity (cross shareholding)	(293)	69
Adjustment to share of reserves due to increase/(dilution) in ownership	1,796	(670)
Carrying amount at the end of the financial year	20,937	24,111
Results attributable to Associates		
Operating losses before income tax	(5,491)	(2,969)
Adjustment to share of accumulated losses due to (increase)/dilution in ownership	(1,189)	376
Income tax benefit	-	365
Share of operating losses after income tax	(6,680)	(2,228)
Adjustment for share of transfers from reserves and equity to accumulated losses	9,249	-
Accumulated losses attributable to associates at the beginning of the financial year	(17,089)	(14,861)
Accumulated losses attributable to associates at the end of the financial year	(14,520)	(17,089)
Reserves attributable to Associates		
Balance at beginning of financial year	29,923	27,992
Adjustment for share of transfers from reserves and equity to accumulated losses	(9,249)	-
Adjustment to share of reserves due to increase/(dilution) in ownership	1,796	(670)
Share of increase in share capital of associate	2,003	2,601
Balance at end of financial year	24,473	29,923

	2001	2000
	$'000	$'000
Share of Associates' Contingent Liabilities		
Directors' and consultants' compensation	143	134
Share of Associates' Expenditure Commitments		
Lease Commitments	556	341
Expenditure Commitments	504	310
	1,060	651

Summary of the Performance and Financial Position of Associates

The aggregate losses, assets and liabilities of associates are:

Net loss after income tax	(29,665)	(13,262)
Assets	131,732	152,487
Liabilities	32,082	30,699

NOTE 25: RELATED PARTY INFORMATION

Directors

The names of Directors and alternate Directors who held office in the company throughout the year ended 31 December 2001 were J.A. McFarlane, J.D. McFarland, J.V. Browning, B.C. Wright, V.H. Kuss, N. Belknap, R. Bryan, B.H. Davidson and J.S. McFarlane (alternate Director). In addition, C.M. Anderson, E Parkinson-Marcoux and N.W. Stump were appointed on 1 May 2001.

Sir Ian McFarlane and N.J. Paterson were Directors from the beginning of the year until their resignations on 15 August 2001 and 27 April 2001 respectively.

Remuneration received or receivable by the Directors and aggregate amounts paid to superannuation plans in connection with the retirement of Directors of the company are disclosed in Note 21.

Share and option transactions undertaken by the consolidated entity with Directors and Director related entities

During the financial year, the only share and option transactions undertaken between entities within the consolidated entity and Directors and Director related entities were issues of equity participation shares and options described below.

The aggregate number of equity participation shares issued to Directors and alternate Directors of the company during the year were:

	No. of Securities	
Issuing Entity	2001	2000
Southern Pacific Petroleum N.L.	1,233,334	300,000

The aggregate number of equity securities in the company held by Directors and alternate Directors of the company and their Director related entities at balance date were:

		No. of Securities	
Issuing Entity	Class of share	2001	2000
Southern Pacific Petroleum N.L.	Ordinary shares - fully paid	30,788,979	31,190,596
Southern Pacific Petroleum N.L.	Ordinary shares - paid to 10 cents	1,985,250	1,987,250
Southern Pacific Petroleum N.L.	Equity participation shares	16,730,794	17,000,843

On 21 December 2001, Southern Pacific Petroleum N.L. issued options to Mr John Val Browning in consideration for provision of a US$7.5 million unsecured guarantee facility (refer Note 11 (iii) for details of the guarantee provided and Note 13(m) for terms and conditions of the options issued).

Other Transactions with Directors and Director Related Entities

Convertible notes held by directors and director related entities disclosed in Note 11 total 150,000 (2000: 150,000). These convertible notes have a face value of $495,000 (2000: $495,000). Terms and conditions of convertible notes issued by the company are disclosed in Note 11(i). Interest paid on these notes during the year amounted to $42,075 (2000: $42,075). Interest accrued on these notes at 31 December 2001 was $3,573 (2000: $3,573).

A director, Mr B.H.Davidson, is a partner in the firm of Deacons, Lawyers. Deacons has provided legal services to the consolidated entity for several years on normal commercial terms and conditions. Fees paid during the year to Deacons in respect of legal services provided while Mr Davidson was a director of the company were nil (2000: $3,082). No amounts were included in current liabilities at the end of the year in respect of these services (2000: nil).

Sir Ian McFarlane, Ms J.A. McFarlane, Mr J.V. Browning, Mr N.J. Paterson and Mr J.S. McFarlane, being Directors of the company for all or part of the financial year, are also Directors and/or shareholders of the Trans Pacific Petroleum N.L. Group of companies (TPP). During the financial year, the company negotiated an agreement to supply TPP with various administrative and office support items (incl. rent, salaries and information systems). The company has charged TPP $14,532 (2000: nil) for these items. These costs were charged on a full cost basis. At year end, $7,752 was included in current receivables in respect of these charges (2000: nil).

Ownership interests in related parties.

Interests held in the following classes of related parties are set out in the following notes:

(a) joint ventures - Exploration tenures on page 72 of this Annual Report

(b) controlled entities - Note 5

(c) associates - Note 24

NOTE 25: RELATED PARTY INFORMATION Cont.

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Amounts included in the financial statements relating to entities in the wholly-owned group				
Aggregate amounts brought to account in relation to transactions with entities in the wholly owned group:				
Current advances to:				
Controlled entities	-	-	1,197	1,197
Provision for loan to controlled entities	-	-	(31)	(31)
Non-current loans advanced to:				
Controlled entities	-	-	82,807	61,000
Provision for loan to controlled entity	-	-	(25,417)	(6,500)

Transactions with entities in the wholly-owned group

Southern Pacific Petroleum N.L. is the ultimate parent entity in the wholly-owned group comprising the company and its wholly-owned controlled entities.

The company advanced loans and provided accounting and administrative assistance to other entities in the wholly-owned group during the current year. Accounting and administrative assistance was provided free of charge. Interest is accruing on the unsecured loan to SPP (Stuart) at the rate applicable to the cost of funds plus 1% being 7.75% (2000: 7.75%). Accrued interest of $17.1 million (2000: $11.6 million) has not been taken up in the books of the Parent entity as recovery of both interest and principal is dependent on the success of Stuart Stage 1.

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Amounts included in the financial statements relating to other related parties.				
Aggregate amounts brought to account in relation to transactions with each class of other related entities:				
Current advances to:				
Associates	259	1,455	259	1,455
Aggregate amounts included in the determination of operating loss before tax that resulted from transactions with each class of other related parties:				
Interest revenue:				
Associates	127	86	127	86
Asset rental revenue:				
Associates	107	154	107	154
Aggregate amounts brought to account in relation to transactions through interests in joint ventures with each class of other related parties:				
Current advances from:				
Associates	25	14	25	14
Current advances to:				
Associates	25	14	25	14

NOTE 25: RELATED PARTY INFORMATION Cont.

Transactions with other related parties

The material transactions with related parties during the year were as follows:

(i) SPP and CPM share premises and management and share most revenue and expenses in equal proportions.

(ii) Cash account balances between SPP and CPM bear interest at a rate equal to the rate of return on the investment portfolio and are repayable on demand.

(iii) SPP and CPM provide funding for the day to day operations of their associated resource exploration companies. Funds provided by SPP during the year and subsequently written off amounted to nil (2000: nil).

(iv) Transactions with joint venturers relate solely to matters connected with the exploration and evaluation of the relevant joint venture tenement. All such matters are governed by the provisions of contracts with the joint venturers, which are subject to normal commercial terms and conditions.

NOTE 26: EARNINGS PER SHARE

	Consolidated	
	2001	2000
Basic earnings per share - cents per share	(9.1)	(4.1)

	Number	
Diluted earnings per share is not materially different from basic earnings per share		
Weighted average number of ordinary shares on issue used in	2001	2000
the calculation of basic earnings per share	322,845,443	310,974,591

The company has 27,976,151 equity participation shares (2000: 24,773,429), 12,500,000 options issued to Sunoco Inc. (2000: nil), 4 options issued in respect of a guarantee facility (2000: nil), nil restricted class shares (2000: 57,000,000) and 4,550,000 unsecured convertible notes (2000: 4,550,000) on issue. These shares, options and notes are not entitled to dividends and therefore are only included in the calculation of diluted earnings per share. All other shares rank equally for dividends and therefore are included in the calculation of basic earnings per share.

NOTE 27: ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES

(i) Interest rate risk exposures and net fair values of financial assets and liabilities

The consolidated entity's exposure to interest rate risk, repricing maturities and the effective interest rates on financial instruments at balance date are presented below.

Net fair values of financial assets and liabilities are determined in the following manner:-

(a) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

Equity investments traded on organised markets have been valued by reference to market prices prevailing at balance date. For non-traded equity investments, the net fair value is an assessment by the directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

(b) Off-balance sheet

There were no off-balance sheet financial assets at 31 December 2001 (2000: nil). The consolidated entity has potential financial liabilities which may arise from certain contingencies disclosed in Note 18. No material losses are anticipated in respect of any of those contingencies and the net fair value disclosed below is the directors' estimate of amounts which would be payable by the consolidated entity as consideration for the assumption of those contingencies by another party. Accordingly, the directors estimate the net fair value of contingencies to be nil (2000: nil).

NOTE 27: ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES Cont.

On balance sheet financial instruments

	Weighted average effective interest rate %	Floating interest rate $'000	Fixed interest rate maturities/repricing 1 year or less $'000	1 to 5 years $'000	Over 5 years $'000	Non interest bearing $'000	Total $'000	Net Fair Value $'000
31 December 2001								
Assets								
Cash assets	3.2	865	-	-	-	-	865	865
Deposits at call	4.1	1,209	-	-	-	-	1,209	1,209
Restricted deposit	8.4	10,722	-	-	-	-	10,722	10,722
Mining lease guarantees	4.3	-	2,644	-	-	-	2,644	2,644
Security deposits	4.3	-	390	-	-	-	390	390
Due from an associated company	8.7	259	-	-	-	-	259	259
Other receivables	-	-	-	-	-	980	980	980
Unlisted securities in associated company	-	-	-	-	-	30	30	30
Non-traded financial assets		13,055	3,034	-	-	1,010	17,099	17,099
Traded								
Listed securities	-	-	-	-	-	1,066	1,066	1,450
Listed securities in associated company	-	-	-	-	-	20,907	20,907	63,942
Short term securities	4.8	-	4,000	-	-	-	4,000	4,000
Government and Semi-government bonds	8.5	-	-	250	-	-	250	321
Total financial assets		13,055	7,034	250	-	22,983	43,322	86,812
Liabilities								
Unsecured trade creditors	-	-	-	-	-	5,022	5,022	5,022
Interest on convertible notes	-	-	-	-	-	108	108	108
Provision for repurchase of core technology	-	-	-	-	-	10,946	10,946	10,946
Unsecured convertible notes	8.5	-	-	15,015	-	-	15,015	15,015
Other	-	-	-	-	-	25	25	25
Total financial liabilities		-	-	15,015	-	16,101	31,116	31,116
Net financial assets/(liabilities)		13,055	7,034	(14,765)	-	6,882	12,206	

Other than those classes of assets denoted as 'traded', none of the classes of financial assets and liabilities are readily traded on organised markets in standardised form.

NOTE 27: ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES Cont.

On balance sheet financial instruments

	Weighted average effective interest rate %	Floating interest rate $'000	Fixed interest rate maturities/repricing 1 year or less $'000	1 to 5 years $'000	Over 5 years $'000	Non interest bearing $'000	Total $'000	Net Fair Value $'000
31 December 2000								
Assets								
Cash assets	5.2	1,088	-	-	-	-	1,088	1,088
Deposits at call	6.1	3,361	-	-	-	-	3,361	3,361
Restricted deposit	8.7	10,270	-	-	-	-	10,270	10,270
Mining lease guarantees	6.1	-	881	-	-	-	881	881
Security deposits	6.1	-	389	-	-	-	389	389
Due from an associated company	7.0	1,455	-	-	-	-	1,455	1,455
Other receivables	-	-	-	-	-	826	826	826
Unlisted securities in associated company	-	-	-	-	-	30	30	30
Non-traded financial assets		16,174	1,270	-	-	856	18,300	18,300
Traded								
Listed securities	-	-	-	-	-	1,081	1,081	1,496
Listed securities in associated company	-	-	-	-	-	24,081	24,081	165,385
Short term securities	6.4	-	24,987	-	-	-	24,987	24,987
Government and Semi-government bonds	8.5	-	-	-	250	-	250	330
Total financial assets		16,174	26,257	-	250	26,018	68,699	210,498
Liabilities								
Unsecured trade creditors	-	-	-	-	-	3,103	3,103	3,103
Interest on convertible notes	-	-	-	-	-	108	108	108
Provision for repurchase of core technology	-	-	-	-	-	10,477	10,477	10,477
Unsecured convertible notes	8.5	-	-	15,015	-	-	15,015	15,015
Other	-	-	-	-	-	20	20	20
Total financial liabilities		-	-	15,015	-	13,708	28,723	28,723
Net financial assets/(liabilities)		16,174	26,257	(15,015)	250	12,310	39,976	

Other than those classes of assets denoted as 'traded', none of the classes of financial assets and liabilities are readily traded on organised markets in standardised form.

NOTE 27: ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES Cont.

Reconciliation of Net Financial Assets to Net Assets

	Note	Consolidated 2001 $'000	2000 $'000
Net financial assets as above		12,206	39,976
Non-financial assets and liabilities:			
Prepayments	6	268	-
Inventories	7	3,570	163
Property, plant and equipment	8	1,231	1,130
Exploration and evaluation costs	9	88,136	86,387
Provisions	12	(744)	(560)
Net assets per statement of financial position		104,667	127,096

(ii) Credit risk

The carrying amounts of financial assets included in the consolidated statement of financial position represent the consolidated entity's maximum exposure to credit risk in relation to these assets. Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with Accounting Standards.

NOTE 28: EVENTS OCCURRING SUBSEQUENT TO BALANCE DATE

At a series of meetings held on 24 January 2002, SPP's shareholders and also the security holders of CPM passed all resolutions approving a Scheme of Arrangement between SPP and CPM. Finalisation of the scheme is subject to final approval at the second court hearing scheduled to be held on 27 February 2002. Subject to receiving this final court approval, the scheme will result in SPP controlling CPM by owning at least 80% of CPM's voting shares. In accordance with the scheme documents, the effective date that SPP is expected to take control of CPM is scheduled to be at or around 28 February 2002. The financial effect of the transactions required to implement the schemes have not been reflected in either the company's or consolidated entity's accounts at 31 December 2001.

Subject to receiving final court approval of the scheme, SPP will take the following actions to implement the resolutions passed at SPP's shareholder meetings:

- By selective capital reduction, SPP will cancel the shares held in SPP by CPM. This will result in the cancellation of 107,511,690 fully paid ordinary shares, 32,500 ordinary shares paid to 10 cents and 312,500 equity participation shares paid to 1 cent. No consideration will be paid to CPM on the cancellation of these shares.
- SPP's constitution has had various amendments approved, including a restriction to prevent any person, or his or her associates, from holding more than 20% of SPP's shares. This restriction will apply for 2 years from the date of implementation of the scheme.
- SPP is empowered to fulfil its obligations to complete the scheme and take control of CPM (refer implications of CPM meetings below).

Subject to receiving final court approval of the scheme, the following will result from the resolutions passed at CPM's security holder meetings:

- SPP will hold at least 80% of the voting shares of CPM by issuing 2.664 equivalent shares in SPP for each CPM share it does not already own. The scheme is subject to a deferral mechanism by which holders of CPM ordinary shares, contributing shares and equity participation shares may elect to defer conversion of their shares for up to 10 years.
- CPM convertible notes will be amended to convert into 2.664 of SPP's shares at a price of $2.93 each.
- CPM's shareholding in SPP will be written off for nil consideration.

DIRECTOR'S DECLARATION

The Directors declare that the financial statements and notes set out on pages 30 to 63.

a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) give a true and fair view of the company's and consolidated entity's financial position as at 31 December 2001 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

a) the financial statements and notes are in accordance with the Corporations Act 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Dated at Brisbane 20 February, 2002
For and on behalf of the board

C.M. Anderson
Chairman

J.D. McFarland
Managing Director

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF SOUTHERN PACIFIC PETROLEUM N.L.

Scope

We have audited the financial report of Southern Pacific Petroleum N.L. (the Company) for the financial year ended 31 December 2001 as set out on pages 30 to 64 and page 72. The Company's directors are responsible for the financial report which includes the financial statements of the Company and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the financial year. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of the Company is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2001 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Inherent Uncertainty Regarding Deferred Exploration and Evaluation Costs

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As indicated in Note 10 under the heading commercialisation and development funding, realisation of the carrying value of the group's non current assets, including deferred exploration and evaluation costs, is dependent on the successful development and commercial exploitation of the group's oil shale deposits and securing substantial financing for development. The development process is currently highly focussed on the Stage 1 demonstration plant which is still to achieve positive cash flows.

PricewaterhouseCoopers
Chartered Accountants

B.W.D. Morgan
Partner

Brisbane
28 February 2002

Oil Shale Resources (Cut-off - 50L/t at zero% moisture)

Deposit	Resource Classification	Tonnes x 10^9	Grade (L/t at zero% moisture)	Moisture (weight %)	Shale Oil (barrels x 10^9)	SPP/CPM % interest
STUART	Measured	0.2	137	25	0.1	
	Indicated	2.4	99	19	1.2	
	Inferred	3.0	87	19	1.3	
	TOTAL	**5.5**	**94**	**19**	**2.6**	**100***
RUNDLE	Indicated	5.0	105	20	2.6	
	TOTAL	**5.0**	**105**	**20**	**2.6**	**50**
CONDOR	Measured	12.9	65	8	4.8	
	Indicated	0.1	63	8	0.1	
	TOTAL	**13.0**	**65**	**8**	**4.8**	**100**
NAGOORIN	Measured	0.9	92	29	0.4	
	Indicated	1.7	90	27	0.7	
	Inferred	3.0	95	25	1.3	
	TOTAL	**5.7**	**93**	**26**	**2.4**	**50**
NAGOORIN SOUTH	Indicated	0.2	78	28	0.1	
	Inferred	0.9	81	28	0.3	
	TOTAL	**1.1**	**81**	**28**	**0.4**	**100**
LOWMEAD	Indicated	0.5	88	23	0.2	
	Inferred	1.2	84	24	0.5	
	TOTAL	**1.7**	**85**	**24**	**0.7**	**50**
DUARINGA	Measured	1.3	79	32	0.4	
	Indicated	3.0	76	30	1.0	
	Inferred	3.1	79	32	1.0	
	TOTAL	**7.4**	**78**	**31**	**2.5**	**100**
YAAMBA	Measured	1.2	97	30	0.5	
	Indicated	1.7	91	30	0.7	
	Inferred	3.5	101	28	1.6	
	TOTAL	**6.5**	**98**	**29**	**2.8**	**100**
BLOCK CREEK	Indicated	0.5	99	26	0.2	
	Inferred	0.7	97	27	0.3	
	TOTAL	**1.2**	**98**	**27**	**0.5**	**100**
BOUNDARY FLAT LAGOONS	Indicated	0.8	77	24	0.3	
	Inferred	1.1	77	23	0.4	
	TOTAL	**1.9**	**77**	**23**	**0.7**	**100**
	TOTAL	**49.0**			**20.2**	
	SPP/CPM TOTAL NET INTEREST	**42.8**			**17.3**	

Rounding may cause computational discrepancies

Refer "Major changes to mineral resources and reserves" section on page 67.

* *The Stuart Oil Shale Project, including the Kerosene Creek Member Ore Reserve, is subject to an agreement whereby the Suncor Group is entitled to a royalty on production from Stage 1.*

Oil Shale Reserves

Deposit	Reserve Classification	Tonnes x 10^6	Grade (L/t at zero% moisture)	Moisture (weight %)	Shale Oil (barrels x 10^6)	SPP/CPM %interest
STUART	Proved	36	172	25	29	
Kerosene Creek# Member	TOTAL	**36**	**172**	**25**	**29**	**100***

Rounding may cause computational discrepancies

Stage 1 Ore Reserve within ML 80003 allowing for grade control and dilution and including Units A and C only. This Ore Reserve is also included in the total Stuart Resource.

* *The Kerosene Creek Member Ore Reserve, is subject to an agreement whereby the Suncor Group is entitled to a royalty on production from Stage 1.*

Gold Resources (1 g/t gold cut-off)

Deposit	Resource Classification	Tonnes (thousands)	Grade (gold g/t)	Gold (ounces)	SPP/CPM %interest
GOLDEN	Indicated	179,000	2.6	14,900	
VALLEY	TOTAL	**179,000**	**2.6**	**14,900**	**70**

Rounding may cause computational discrepancies

MAJOR CHANGES TO MINERAL RESOURCES AND RESERVES

Stuart

The Stuart Oil Shale Resource as reported in the Annual Report for 2000 has been reviewed and there are no significant changes to the estimate. The Kerosene Creek Member Ore Reserve is included in the Stuart Oil Shale Resource. The volume of mined and processed oil shale did not impact upon the reported Ore Reserve estimate to the end of 2000. During 2001, 401,000 tonnes of oil shale were mined bringing the total since mining began to 683,000 tonnes. 360,000 tonnes were processed during 2001 and 229,000 tonnes were in ROM Stockpiles at 31 December 2001. The reported 2001 Kerosene Creek Member Oil Shale Reserve accounts for oil shale processed to 31 December 2001. Since the shale tonnage processed is small in comparison to the overall Reserve (1%), there is no change in the estimate at the reported level of precision.

Other Oil Shale Deposits

Following re-estimation of Mineral Resources reported in the Annual Report for 2000, the oil shale Resources of the other deposits have been reviewed. There were no changes to the previously reported Resources for these deposits.

As reported in the Annual Report for 2000, oil shale resources continue to exclude identified in-situ oil shale at depths below 500 metres and at high waste-to-ore ratios.

Other Mineral Deposits

No changes have been made to the Golden Valley resource estimate following the 2001 resources review.

ASSESSMENT CRITERIA USED IN THE COMPILATION OF MINERAL RESOURCES AND ORE RESERVES

Data Density

Drill spacing varies depending on resource geometry and style of oil shale deposit. Generally a spacing of between 500 metres and one kilometre is considered appropriate for most deposits. This can vary from 100 metres to up to three kilometres dependant on structure, geology and oil yield continuity. Drilling for reserve definition at Stuart Stage 1 has been conducted at spacing of 25 metres by 50 metres up to 100 metres by 200 metres. At Golden Valley drill spacing is generally 25 metres on sections 50 metres to 100 metres apart.

Geological Interpretation

Geological interpretation is generally undertaken at the time of drilling campaigns and is an interactive process between the chief or supervising geologist and the project geologist. Type sections of the geology are the basis for continuity of interpretation.

Sample Point Location Accuracy

All drillhole collars are either surveyed to sub-metre accuracy and tied to the national grid system or, for wider spaced programs GPS positions are recorded at the time of drilling. Cored drillholes not collared as vertical have been routinely surveyed by Pajari or down-hole camera. Verticality is recorded where down-hole geophysical probes are used. Down-hole surveys by either acid-tube or Pajari have been used in selected cored and open vertical holes on a non-routine basis in the past. Since 1996, all holes have been geophysically logged with logging tools that include a verticality sonde.

Drilling Techniques

All oil shale core holes are by triple tube coring (either NQ3 or HQ3 tungsten-bit). Drilling recovery is contracted to better than 90% and is generally in excess of 95%, except in difficult ground conditions. All drill-core is routinely logged in detail describing lithology and applying a standard oil shale nomenclature. Structural information, rock quality determination (RQD) and core recoveries are routinely recorded. Geotechnical logging is undertaken on selected cores. Drilling at Golden Valley is predominantly by Reverse Circulation percussion drilling, with some NQ core.

Sampling Technique

Drill core is split in half lengthwise in either regular intervals or on geological divisions. These samples are then submitted to an assay laboratory for analysis. Half core is retained in company facilities for later reference. Core is routinely photographed prior to sampling. A bulk density measurement, using standard immersion techniques, is carried out on each oil shale sample before submission for assay. At Golden Valley standard Reverse Circulation or percussion sampling techniques are used on one metre intervals, using a cyclone. Samples are then riffle-split into subsamples for analysis, with representative reference samples retained.

Assay Techniques

The standard procedure for the assessment of oil shale yield is the Modified Fischer Assay technique (MFA). The technique is largely based on the former ASTM D3904-90 Oil Shale by Fischer Assay test method. The sample is submitted and prepared in such a way that an estimate of the total moisture content of the oil shale can be determined. Moisture determination is an important aspect of oil shale resource estimation. It is standard SPP/CPM practice to determine all forms of moisture loss including air dried loss, oven dried loss and water of crystallisation produced by the pyrolysis process during the assay procedure. Under SPP/CPM procedures the total water content is considered equivalent to the in-situ moisture content of the oil shale.

At Golden Valley, gold content is determined by Fire Assay.

Resource Estimation Techniques

Oil shale resources have been estimated using classical cross-sectional and polygonal estimation techniques, which formed the basis for the Companies' earlier resource estimations. Where the amount of drill-control and sampling density is sufficient, resource estimation is based on three-dimensional geological models constructed using the current geological understanding and interpretation of the oil shale deposit. Stratigraphic modelling with triangulation-linear grid interpolation has been used for the Stuart and Yaamba Deposits. A block model has been used at Condor with block grades generated using a combination of ordinary kriging and inverse distance interpolation for oil yield estimation.

At Golden Valley resources have been estimated using the Method of Sections.

Cut-off Grade

At oil shale deposits a 50 LTOM cut-off has been applied to the assay results in drillholes when considering whether a section will contribute to the deposit resource. A minimum thickness at cut-off grade of four metres has been used at Rundle, Nagoorin South, Nagoorin, Lowmead and Duaringa, whereas a minimum thickness of two metres at cut-off grade has been used at Stuart, Yaamba, Block Creek and Boundary Flat Lagoons. A 50 LTOM block grade cut-off was used at Condor. At Golden Valley a cut-off of one gram of gold per tonne over one metre true thickness has been applied.

Mining and Recovery Considerations

The oil shale resources are estimated in situ, within natural structural limits to the limit of available reliable data. Extraction by open-cut mining methods and full recovery of assay values is assumed. Additional constraints have been applied at Stuart, Condor, Duaringa, Yaamba, Boundary Flat Lagoons and Block Creek to exclude from Resource status portions of the deposits no longer considered to have reasonable prospects for eventual economic extraction. At Condor, Yaamba, Nagoorin, Nagoorin South and Lowmead, portions of the identified oil shale mineralisation extend beyond depths regarded as accessible by current open-cut mining methods in these geological settings. This depth has generally been taken at 500 metres below surface topography where exploratory drilling has found oil shale to continue beyond this depth.

The Companies' estimates of Mineral Resources and Ore Reserves have been reviewed in the context of an emerging oil shale industry. Knowledge and experience in the mining and processing of the specific Queensland oil shales, which comprise the Companies' main resource assets, have been significantly advanced by progress of the Stuart Stage 1 Research and Development plant. The Stage 1 Project has demonstrated the viability of extracting oil from Eastern Queensland oil shales using ATP technology. Whilst the advances have been significant, many relevant parameters, whilst based on the best available information, have yet to be confirmed at commercial scale.

Glossary of Terms

Kerogen Fossilised insoluble organic matter (generally from algae) being a complex hydrocarbon molecule.

LTOM Litres per tonne at zero percent moisture. Total moisture includes air dried moisture loss, oven dried moisture and water of crystallization. Equivalent to Dry Basis reporting of results.

MFA Modified Fischer Assay. The assay technique based on former ASTM D3904-90, modified to suit high moisture oil shales.

Oil Shale A fine grained, laminated sedimentary rock containing kerogen that yields liquid or gaseous hydrocarbons upon pyrolysis.

Pyrolysis A process which uses heat to cause chemical decomposition or change in the absence of oxygen. In oil shale processing it involves creating hydrocarbon (oil) vapour from kerogen.

ROM Stockpile Run-of-Mine Stockpile. Mined shale stockpiled for processing.

COMPETENCE AND RESPONSIBILITY

The information in this Statement of Mineral Resources and Ore Reserves is reported in accordance with the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (the JORC Code), September 1999. The statements are based on, and accurately reflect, information compiled or reviewed by a Competent Person, named below, who has experience which is relevant to the activity which they are undertaking to qualify as a Competent Person, as defined in the JORC Code. The Competent Person has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration. Competent Persons are full time employees of SPP/CPM, except where indicated, and are Members or Fellows of the Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists and consent to the inclusion of the matters based on their information in the form and context in which it appears here. These Competent Persons include:

Oil Shale: G.J. Pope (Chief Geologist) except where otherwise indicated.

Gold: G.J. Pope.

For each deposit the author, date and estimation method of the resource estimates are as follows:

Rundle: ESSO Australia, 1981. Method of Sections. Audit by L.Coshell (Coshell and Associates), 2000.

Stuart: Southern Pacific Petroleum N.L., 2000. Stratigraphic grid (triangulation – linear interpolation).

Condor: Southern Pacific Petroleum N.L., 2000. Block Model, 100 x 100 x 20m parent blocks. Ordinary Kriging and Inverse Distance oil yield interpolation.

Nagoorin, Nagoorin South and Lowmead: Southern Pacific Petroleum N.L., 2000. Polygonal method.

Duaringa: Southern Pacific Petroleum N.L., 2000. Polygonal method.

Yaamba: Southern Pacific Petroleum N.L., 2000. Stratigraphic grid (triangulation – linear interpolation).

Block Creek & Boundary Flat Lagoons: Southern Pacific Petroleum N.L., 2000. Polygonal method. D. A. Dixon (Kirrirnji Services), G.J. Pope

Golden Valley: Central Pacific Minerals N.L., 1996. Method of Sections. Reviewed. G.J. Pope, 2001.

Directors' Shareholdings

The Register of Directors' shareholdings showed the Directors had a relevant interest in the following securities as at 13 February 2002.

Shares held by:	Directors		Entities in which Directors have a relevant interest	
	Listed Shares	Equity Participation shares	Listed Shares	Convertible Notes
C.M. Anderson	-	500,000	5,000	-
J. A. McFarlane	124,566	1,909,960	-	-
J.D. McFarland	15,333	2,000,000	-	-
J.V. Browning*	-	1,820,000	3,080,000	-
V.H. Kuss	2,600	560,000	-	-
N. Belknap	-	175,000	-	-
R. Bryan	-	300,000	-	150,000
B.H. Davidson	-	300,000	20,000	-
E. Parkinson-Marcoux	-	300,001	-	-
N.W. Stump	-	300,000	-	-
B.C. Wright	-	1,750,000	-	-
J.S. McFarlane (Alternate Director)	570	840,000	5,000	-

* Mr J.V. Browning also holds unquoted options over unissued ordinary shares of the company (refer note 13(m) for further information).

Shareholder Distribution

The distribution of the shares of the company at 13 February 2002 was:

No. of shares	No. of fully paid shareholders	No. of contributing shareholders	No. of equity participation shareholders
1 - 1,000	3,402	252	-
1,001 - 5,000	3,334	39	9
5,001 - 10,000	913	8	34
10,001 - 100,000	709	12	107
100,001 and over	73	2	34
Total	8,431	313	184
Holders of less than a marketable parcel	2,192	227	N/A

For details on shares (including voting rights) refer to Note 13 of the financial statements.

Substantial Shareholders as at 13 February 2002

Central Pacific Minerals N.L.	107,856,690 shares
Trans Pacific Petroleum N.L. (Group)*	27,156,540 shares
Sir Ian McFarlane	4,776,500 shares
Dampier Pty Ltd*	321,920 shares
Damplin Pty Ltd*	67,300 shares

* Controlled by Sir Ian McFarlane

Unquoted Securities

The only holders of equity securities in unquoted classes other than those issued under an employee incentive scheme are Sunoco Inc and Mr John Val Browning. These parties hold options over unissued ordinary shares of the company. Details of the terms and conditions of these options are provided in the notes to the accounts (Note 13 (l) & Note 13 (m) respectively).

Top 20 Shareholders

The top 20 shareholders of fully paid shares of the company at 13 February 2002 were:

Name	Number	%
1. Central Pacific Minerals N.L.	107,511,690	33.49
2. ANZ Nominees Limited	97,266,772	30.30
3. Oil Structure Surveys Ltd	24,979,340	7.78
4. Westpac Custodian Nominees Ltd	13,913,978	4.33
5. National Nominees Limited	12,753,504	3.97
6. Chase Manhattan Nominees Limited	9,171,373	2.86
7. Sunoco Inc.	2,500,000	0.78
8. Ian McFarlane	1,501,000	0.47
9. Citicorp Nominees Pty Limited	907,164	0.28
10. Ms Deborah Ann Kroger	626,300	0.20
11. Kanaird Investments Pty Ltd	455,200	0.14
12. Bowyang Nominees Pty Ltd	449,969	0.14
13. Trans Pacific Petroleum N.L.	432,000	0.13
14. Mr Jonathan Brett Kuhnemann	400,000	0.12
15. AJS Investments Pty Ltd	375,000	0.12
16. JT Campbell and Co Private Equity Pty Ltd	352,000	0.11
17. Goldrock Corporation Pty Ltd	331,968	0.10
18. Dampier Pty Ltd	321,920	0.10
19. Rubicon Nominees Pty Ltd	290,600	0.09
20. James T. Betts	270,000	0.08
Total	**274,809,778**	**85.59**

The top 20 shareholders of the shares of the company paid to 10 cents at 13 February 2002 were:

Name	Number	%
1. Oil Structure Surveys Ltd	1,745,200	67.25
2. Ian McFarlane	168,000	6.47
3. ANZ Nominees Limited	77,250	2.98
4. Anthony J. Wilson	68,717	2.65
5. Mrs Ann Shaw McFarlane	67,000	2.58
6. Mr Steven Monteith Wilson	44,333	1.71
7. Westpac Custodian Nominees Limited	40,750	1.57
8. Central Pacific Minerals N.L.	32,500	1.25
9. SM, AJ & RJ Wilson	25,000	0.96
10. National Nominees Limited	21,000	0.81
11. Mrs Joan Edith Jones	20,900	0.81
12. Val G. Swindon	15,000	0.58
13. Trust Company Superannuation Services Ltd	15,000	0.58
14. I.R. and R. Gibson	13,300	0.51
15. Charles Viertel	10,000	0.39
16. Mr Pieter Greeff	9,500	0.37
17. Mrs Julie Buckley	9,400	0.36
18. Mrs Sally R. Phelps	9,000	0.35
19. Anthony E. Ranson	8,200	0.32
20. Elizabeth Jane Wilson	7,000	0.27
Total	**2,407,050**	**92.77**

EXPLORATION AND MINING TENURES

This Statement forms part of the Accounts

	☐ J.V.Type	Joint Venturer and Percentage Interest						
QUEENSLAND		1	2	3	4	5	6	7
STUART								
EPM's 3215, 3436, MDL 177	A	50	50					
ML 80003	A	50	50					
MLA 80081	A	50	50					
MDLA 225	A	50	50					
RUNDLE								
EPM 4612	A	25	25	50				
MDLA 179	A	25	25	50				
CONDOR								
EPM 3520	A	50	50					
MDLA 202	A	50	50					
YAAMBA								
EPM 3470	A	50	50					
MDLA 302	A	50	50					
HERBERT CREEK								
EPM 3469	A	50	50					
BOUNDARY FLAT LAGOONS								
MDL 196	A	50	50					
BLOCK CREEK								
MDL 197	A	50	50					
NAGOORIN								
EPM 7721	A	25	25		25	25		
MDLA 234	A	25	25		25	25		
NAGOORIN SOUTH								
MDL 178	A	50	50					
LOWMEAD								
MDL 188	A	25	25		25	25		
DUARINGA								
EPM's 3458-3460, 10622	A	50	50					
MDLA's 296, 297	A	50	50					
ARCHER								
EPM 13228	E	50	50					
MOUNT SUCCESS								
ML 1404, MDL 257	B	35	35				◊30	
WESTWARD								
MDL 62	D	42.19	42.19					◊15.72
GLASSFORD								
MDL 128	D	30.02	30.02		19.98	19.98		
NEW SOUTH WALES		1	2					
KIGWIGIL								
MLA 132	C	50	50					

Joint Venture Participants

(Queensland Tenures)

1 Southern Pacific Petroleum N.L. (and Associated Companies)
2 Central Pacific Minerals N.L. (and Associated Companies)
3 Esso Australia Resources Pty Ltd
4 Esperance Minerals N.L.
5 Greenvale Mining N.L.
6 Australmin Holdings Ltd
7 Mackenzie-Forbes and Clark

Reference

☐ Joint Venture Type.
The purpose of the joint venture is for the exploration and evaluation of the following:

A-Oil Shale
B-Gold
C-Opal
D-Multi-element prospect
E-All minerals

◊ Diluting interest

EPM	Exploration Permit for Minerals
MDL	Mineral Development Licence
MDLA	Mineral Development Licence Application
ML	Mining Lease
MLA	Mining Lease Application

Joint Venture Participants

(Other States)

1 Central Pacific Minerals N.L. (and Associated Companies)
2 Southern Pacific Petroleum N.L. (and Associated Companies)

INVESTOR INFORMATION

OFFICIAL QUOTATION

Southern Pacific Petroleum N.L. shares (ticker symbol: SPP) are listed on the Australian Stock Exchange.

In the United States, Southern Pacific Petroleum N.L. shares (ticker symbol: SPPTD) are traded in the form of American Depository Receipts (ADRs) on NASDAQ. Each ADR unit represents 40 Southern Pacific Petroleum N.L. shares.

SHAREHOLDER ENQUIRIES

Enquiries relating to shareholdings, share transfers, holding statements, tax file number and notification of change of address should be directed to:

Computershare Investor Services Pty Limited
Level 27, Central Plaza One
345 Queen Street, Brisbane, QLD 4000 Australia
Telephone (617) 3237 2100
or 1300 55 22 70 (within Australia)
Fax: (617) 3229 9860

ANNOUNCEMENTS

Announcements are posted on the SPP/CPM website (www.sppcpm.com) concurrent with release to the Australian Stock exchange. Announcements during the year include:

17/12/2001	Meetings for SPP/CPM Merger Approval set for January 2001
17/12/2001	Stuart Stage 1 Operations Update Report No. 21
27/11/2001	Stuart Oil Shale Project Makes Second Naphtha Shipment
15/11/2001	New Plant Manager Appointed for Stuart Oil Shale Project
31/10/2001	September 2001 Quarterly Report (including Stuart Report No. 20)
15/10/2001	Investor Presentation – Stuart Update, October 2001
03/10/2001	Stuart Plant Production Run Suspended
21/09/2001	SPP/CPM Announces $15 Million Guarantee Facility
21/09/2001	SPP to Acquire CPM
17/09/2001	Stuart Stage 1 Operations Update Report No. 19
17/08/2001	SPP & CPM Half Yearly Reports
15/08/2001	SPP/CPM Chairman Retires - New Chairman Appointed
10/08/2001	Managing Director's Remarks and Presentation at SPP/CPM EGM
08/08/2001	Stuart Project Achieves First Naphtha Sale
31/07/2001	June 2001 Quarterly Report (including Stuart Report No. 18)
18/06/2001	Stuart Stage 1 Operations Update Report No. 17
12/06/2001	Investor Presentation – Stuart Update, June 2001
09/05/2001	Stuart Oil Shale Project Makes First Oil Shipment
01/05/2001	SPP/CPM Announce Appointment of Directors
30/04/2001	March 2001 Quarterly Report (including Stuart Stage 1 Update Report No. 16)
27/04/2001	Speech - Chairman's and Managing Director's Addresses, 33rd Annual General Meeting
26/04/2001	SPP/CPM Boards Announce Review of Corporate Structure
26/04/2001	SPP/CPM Boards Announce Proposed Appointment of Chairman Designate and Two Directors
06/04/2001	SPP/CPM Takes Over as 100% Owner and Operator of the Stuart Oil Shale Project
06/04/2001	SPP/CPM Purchase Suncor's Interest in the Stuart Oil Shale Project
06/04/2001	Investor Presentation – Stuart Strategy, April 2001
05/04/2001	Company Announcement regarding press reports
04/04/2001	Company Announcement regarding trading halt of SPP & CPM Shares
16/03/2001	Stuart Stage 1 Update Report No. 15
22/02/2001	Stuart Project Emissions Safe
09/02/2001	Mineral Resources Announcement
31/01/2001	December 2000 Quarterly Report (including Stuart Stage 1 Update Report No. 14)

SPP CPM

DIRECTORY

REGISTERED OFFICE
C/- Phipson Corporate Services
9th Floor
15 London Circuit, Canberra ACT 2601
Australia
Telephone (612) 6274 3000 Fax (612) 6274 3111

BRISBANE OFFICE (Head office)
Level 11, Riverside Centre
123 Eagle Street, Brisbane QLD 4000
Australia (Domicile)
Telephone (617) 3237 6600 Fax (617) 3237 6700
Email info@sppcpm.com
Internet www.sppcpm.com

STUART PROJECT SITE OFFICE
375 Landing Road, Yarwun
Gladstone QLD 4680
Australia
Telephone (617) 4971 1200 Fax (617) 4973 6529

SECRETARY
V.H. Kuss

BANKERS
Westpac Banking Corporation

AUDITORS
PricewaterhouseCoopers, Brisbane

ADS DEPOSITORY
The Bank of New York
Shareholder Relations Department
Telephone 1 888 269 2377 (1-888-BNY-ADRS)
www.adrbny.com